As confidentially submitted to the U.S. Securities and Exchange Commission on May 12, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 377-03029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PAINREFORM LTD.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel	2834	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

60C Medinat Hayehudim

Herzliya, 4676670, Israel

Tel: +972 9-960-1901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. David E. Weinstein, President and Chief Medical Officer

39 Round Hill Road

Dobbs Ferry, New York 10522

Tel (917) 282-5135

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven J. Glusband, Esq. Guy Ben-Ami, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Tel: +1 212-238-8605	Ronen Kantor, Esq. Ron Soulema, Esq. Doron Tikotzky Kantor Gutman & Amit Gross B.S.R. 4 Tower, 33 Floor 7 Metsada Street, Bnei Brak 5126112 Israel Tel: +972 3 613 3371	Barry I. Grossman, Esq. Sarah E. Williams, Esq. Jessica Yuan, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Tel: +1 212 370 1300	Dr. Shachar Hadar Meitar Law Offices 16 Abba Hillel Silver Rd Ramat Gan 5250608, Israel Tel: +972 3 6103635

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary shares, par value NIS 0.01 per share(4)	$	$
Underwriters’ Warrants	$	$
Ordinary shares issuable upon exercise of Underwriters’ Warrants (4) (5)	$	$
Total	$	$

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”), the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)	The proposed maximum aggregate offering price has been estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act, and includes ordinary shares, par value NIS 0.01 per share, of PainReform Ltd. that the underwriters have an option to purchase to cover over-allotments, if any.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder.

(4)	Pursuant to Rule 416 under the Securities Act, the shares registered hereby also include an indeterminate number of additional shares as may from time to time become issuable by reason of stock splits, distributions, recapitalizations, or other similar transactions.

(5)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have agreed to issue upon the closing of this offering warrants to the underwriters entitling them to purchase up to 15% of the aggregate number of ordinary shares sold in this offering (the “Underwriters’ Warrants”). The Underwriters’ Warrants are exercisable at a per-share exercise price equal to 125% of the public offering price per share of the ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED
MAY    , 2020

PRELIMINARY PROSPECTUS

PainReform Ltd.

[________] Ordinary Shares

This is our initial public offering. We currently expect to offer approximately six to seven million of our ordinary shares, par value NIS 0.01 per share.

There is currently no public market for our ordinary shares. We expect the initial public offering price of the ordinary shares being offered to be between $         and $         per share. We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “PRFX.”

We are an emerging growth company, as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in the securities offered in this prospectus involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before purchasing any of our ordinary shares.

	Per Ordinary Share		Total
Initial public offering price	$		$
Underwriting discounts and commissions(1)		$-	$
Net Proceeds to us (before expenses)	$		$

(1)	Please refer to the section entitled “Underwriting” beginning on page 111 of this prospectus for additional information regarding underwriting compensation.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase up to              additional ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The underwriters expect to deliver the ordinary shares against payment on or about        , 2020.

Maxim Group LLC	Joseph Gunnar & Co., LLC
Joint Book-Runner	Joint Book- Runner

The date of this prospectus is                   , 2020.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. Neither we nor the underwriters have authorized any person to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any related free-writing prospectus that we authorize to be distributed to you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

We and the underwriters are offering to sell our ordinary shares and seeking offers to purchase our ordinary shares only in jurisdictions where such offers and sales are permitted. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the ordinary shares in any state or jurisdiction where such offer or sale is not permitted.

For investors outside the U.S. we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the U.S.

The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither the delivery of this prospectus nor the sale of the ordinary shares means that information contained in this prospectus is correct after the date of this prospectus.

 i

Market data and certain industry data and forecasts used throughout this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the U.S., or GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, references in this prospectus to the “Company,” “PainReform,” “we,” “us,” “our” and other similar designations refer to PainReform Ltd.

PAINREFORM® and our other registered or common law trademarks, trade names or service marks appearing in this prospectus are owned by us. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights of the applicable licensor to these trademarks and trade names. Unless otherwise stated in this prospectus, we do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Unless derived from our financial statements or otherwise noted, the terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar,” “US$,” “USD,” and “$” refer to U.S. dollars, the lawful currency of the U.S. All references to “shares” in this prospectus refer to the ordinary shares of PainReform Ltd., par value NIS 0.01 per share. All references to “Companies Law” refer to the Israeli Companies Law, 5759-1999, as amended.

 ii

PROSPECTUS SUMMARY

This is only a summary of the prospectus and does not contain or summarize all of the information contained in this prospectus which is material and/or which may be important to you. Before making an investment in our ordinary shares, you should read this entire prospectus, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

Overview

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended release drug-delivery system prolongs the in vivo activity of APIs (active pharmaceutical ingredients), thus increasing the therapeutic window for patient treatment. Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the U.S. Food and Drug Administration (“FDA”). The 505(b)(2) new drug application (“NDA”) process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. Using this pathway can significantly reduce the future time and costs associated with clinical development. PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

In a small 15 patient Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair), PRF-110 provided substantial pain reduction for up to 72 hours post-operatively. A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local anesthetic, ropivacaine, alone. As indicated in the FDA approved drug description for ropivacaine, such drug provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe and well characterized local anesthetic and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA, mitigating many potential safety issues that are common in drug development. In a phase 1 safety study conducted in Israel, healthy volunteers were treated with PRF-110. No safety issues were raised, and PRF-110 showed a superior performance when administered to non-operated sites when compared to either a placebo or ropivacaine alone.

Our Strengths

We believe our competitive strengths include the following:

●	We have a highly experienced leadership team;

●	PRF-110 has been shown to be safe and effective in Phase 1 and Phase 2 clinical trials;

●	Our ability to take advantage of the 505(b)(2) regulatory pathway to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products; and

●	Our success in developing PRF-110 in a cost-effective manner.

Our Strategy

Our first priority is to continue the drive toward commercialization of PRF-110. Upon completion of this offering, we plan to expeditiously begin our Phase 3 clinical trials as we move toward an NDA and PRF-110 approval. We believe that we are well positioned to accomplish this because:

●	We have amassed an extensive safety toxicology portfolio for PRF-110, demonstrating its tolerability and safety in both healthy controls and in surgical patients;

●	Based on the extensive safety studies and the positive Phase 2 results, the FDA has granted our company an IND (Investigational New Drug) for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain.

●	Unlike many drug trials that take months to years to complete and which are complex and whose endpoints are difficult to interpret, the planned trials are expected to last for a brief number of days with a one-month follow-up period, with primary endpoints based on measurement on the familiar scale of 1 (no pain) to 10 (worst imaginable pain).

●	Upon completion of the Phase 3 studies, if successful, we plan to apply for a New Drug Approval for the management of post-operative pain; and

●	If and when approved for commercial sale, we intend to capitalize on the opportunity and carry out post-approval trials in a number of additional surgical indications including: breast augmentation/reduction, bariatric procedures, hysterectomy, cholecystectomy as well as orthopedic procedures including joint replacements and open fracture repair. We intend to capitalize on these opportunities to become the leader in opiate-free, long-acting local and regional analgesia.

Following the establishment of PRF-110 in the post-operative pain market, we plan to build on our platform technology to broaden our product base. Our extended release drug-delivery system is a non-aqueous, viscous formulation that can be used for the delivery of many drugs that are currently difficult to administer for long-term, continuous dosing without an iv access, including antibiotics and chemotherapeutics. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release. In addition, if successful, we plan to expand by developing, acquiring or in-licensing products, or technologies that we believe will be a strategic fit with our focus on the surgical and hospital marketplace.

Once approved, we plan to launch PRF-110 either by ourselves or with a strategic partner that is experienced in marketing products in surgical environments. These environments include:

●	Hospitals

●	Free-standing surgical centers

●	Surgical offices

Our Industry

The pharmaceutical industry is extremely competitive. PRF-110, if approved, will compete in a highly competitive market. Our competitors in this market may succeed in developing products that could render PRF-110 and future product candidates obsolete or non-competitive. Many of our potential competitors have significantly more financial, technical and other resources than we do, which may give them a competitive advantage. In addition, they may have substantially more experience in effecting strategic combinations, in-licensing technology, developing drugs, obtaining regulatory approvals and manufacturing and marketing products. We cannot give any assurances that we can compete effectively with these other biotechnology and pharmaceutical companies.

If we are able to successfully develop PRF-110 for postoperative pain management, we will compete with EXPAREL® (bupivacaine liposome injectable suspension, marketed by Pacira Pharmaceuticals, Inc.), MARCAINE (bupivacaine, marketed by Hospira, Inc.) and generic forms of bupivacaine; NAROPIN (ropivacaine, marketed by Fresenius Kabi USA, LLC) and generic forms of ropivacaine;) and potentially other products in development.

Our Initial Product

PRF-110 is a viscous clear oil-based solution that is instilled (deposited) directly into the surgical wound to provide localized and extended post-operative analgesia. Its physical characteristics and composition are key to its safety, efficacy and ease of use:

●	PRF-110 is highly viscous and thus stays in place when placed into a surgical wound bed.

●	PRF-110 remains within the surgical site when the skin is closed, without being toxic or proinflammatory.

●	PRF-110 is easy to administer and its use is consistent with current surgical practice.

●	PRF-110 is highly uniform and resistant to degradation in the wound, resulting is sustained/extended release of the analgesic.

●	Ropivacaine, the active drug used in PRF-110, is a safe and well characterized local anesthetic.

●	The components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded as Safe) by the FDA.

We sponsored a Phase 2 proof-of-concept study of the safety and efficacy of PRF-110 in hernia repair surgeries performed at the Sourasky Medical Center, the Galilee Medical Center and the Assaf Harofeh Medical Center, all located in Israel. The primary objective of the study was to evaluate the safety and tolerability of PRF 110 following hernia repair surgery performed by abdominal incision. The secondary objective was to evaluate pain intensity and the use of rescue pain medications following hernia surgery and application of PRF 110 at the incision site. While this study was not powered to determine statistical significance, a comparison of these results to placebo historical data evidenced lower average pain scores for up to 72 hours in comparison to the use of ropivacaine alone, which provided pain relief for only 2- to 6 hours. In this study with 15 subjects, PRF-110 provided pain reduction for up to 72 hours post-operatively. Prior to undertaking the Phase 2 study PRF-110 was, at the request of the FDA, rigorously tested in preclinical models of wound healing in which it was shown to have no effect on the strength of the healed skin, no effect on bones and no effect on the integrity of sutures and surgical mesh. Based on the results of this study plus our Phase 1 safety data, the FDA granted our company an IND to conduct Phase 3 trials in both hernia repair and bunionectomy. If PRF-110 approval for hernia repair and bunionectomy is obtained, we expect that these indications will be the focus of our initial commercialization efforts.

If, and when, approved for commercial sale, and upon becoming revenue-positive, we intend to quickly capitalize on the opportunity and carry out post-approval Phase 4 clinical trials in a number of additional surgical indications, including breast augmentation/reduction, bariatric procedures, hysterectomy and cholecystectomy, as well as orthopedic procedures including joint replacements and open fracture repair.

Our extended release drug-delivery system is a non-aqueous, viscous formulation that we believe can be used for the delivery of many drugs to treat a variety of indications that are currently difficult to administer for long-term, continuous dosing without a permanent or semi-permanent iv access. This is based on the physical – chemical characteristics of our drug delivery system that make it adaptable for the delivery of different classes and types of injectable drugs. Included in these potential applications are antibiotics to treat infections in difficult to reach tissues, such as bone or poorly vascularized limbs, and chemotherapeutics that currently require repeated administration to treat a variety of cancers. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release. A decision will be made as to specific indications when funds become available. The cost of each of such studies will be dependent upon a variety of factors including, the surgical indication, the number of centers involved in the study, the length of the study and the extent of the requisite follow-up. In addition, if successful, we plan to expand by developing, acquiring or in-licensing products or technologies that we believe will be a strategic fit with our focus on the surgical and hospital marketplace.

PRF-110 is made with a very efficient, scalable manufacturing process which contributes to a cost of goods that we anticipate will be extremely competitive. We believe this will facilitate a future sales strategy both flexible and profitable.

In contrast to the oil-based PRF-110, the only currently marketed non-opiate extended relief post-surgical topical product is a liposomal formulation containing bupivacaine. Liposomes require special handling, are fragile, and the product is a water-based suspension of liposomes. Mishandling of drug-filled liposomes is known to result in the release of free drug into the water, and thus reduces efficacy over time. Moreover, the physical characteristic of this product requires multiple injections which is a burdensome task to the surgeon. In comparison, PRF-110 is simply applied into the wound, prior to suturing.

Intellectual Property

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our extended release drug-delivery system. As of December 31, 2019, our exclusively owned patent portfolio includes three U.S. patents, 11 foreign patents and five pending foreign patent applications. The claims of these patents and patent applications are directed toward various aspects of our extended release drug-delivery system and research programs. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Risks Associated with Our Business

An investment in our ordinary shares involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities. Among these important risks are the following:

●	We have incurred significant losses since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

●	We will need substantial additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce and/or eliminate our research and drug development programs or future commercialization efforts.

●	Raising additional capital may cause dilution to our shareholders, including purchasers of shares in this offering, restrict our operations or require us to relinquish rights to our product candidates.

●	We are dependent on the success of our lead product candidate, PRF-110, for which two clinical trials are planned. Our clinical trials of PRF-110 may not be successful. If we are unable to obtain approval for and commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed.

●	We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

●	Even if we or our collaborative/strategic partners or potential collaborative/strategic partners receive approval to market our drug candidates, if our products fail to achieve market acceptance, we will never record meaningful revenues.

●	If our competitors develop and market products that are less expensive or more effective than our product, our revenues and results may be harmed and our commercial opportunities may be reduced or eliminated.

●	Maintain patent protection for our product, our competitors could develop and commercialize products and technology similar or identical to our product candidates, and our ability to successfully commercialize any product candidates we may develop, and our science may be adversely affected.

●	As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and the Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

●	No public market for our ordinary shares currently exists, and an active trading market may not develop or be sustained following this offering.

●	Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

●	Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on our share price.

●	U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

Implications of Our Emerging Growth Company and Foreign Private Issuer Status

As a company with less than $1.07 billion in revenue for our year ended December 31, 2018, we qualify as an “emerging growth company” under Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for offering of which this prospectus forms a part, exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and, to the extent that we no longer qualify as a foreign private issuer, exemption from say-on-pay, say-on-frequency, and say-on-golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided to emerging growth companies under the JOBS Act.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events we intend to report our results of operations voluntarily on a quarterly basis.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

As a foreign private issuer we will also have four months after the end of each fiscal year to file our annual report with the U.S. Securities and Exchange Commission, or the SEC. Our executive officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the U.S. or (iii) our business is administered principally in the U.S.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Corporate Information

We were incorporated under the laws of the State of Israel in November 2007. Our principal executive offices are located at the offices of the general partner of our principal shareholder, Medica Venture Partners at 60C Medinat Hayehudim, Herzliya, 4676670, Israel. Our telephone number is +972-9-960-1901. Our corporate website address is www.painreform.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Ordinary shares to be offered	ordinary shares

Ordinary shares to be outstanding immediately after this offering	ordinary shares

Over-allotment option	ordinary shares

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $                 , or approximately $             if the underwriters exercise their option to purchase [           ] additional ordinary shares in full, after deducting the estimated underwriting discount and estimated offering expenses payable by us, based on an assumed initial public offering price of $           per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, (i) to conduct and complete two Phase 3 clinical trials for PRF-110, (ii) development activities and preparation of initial NDAs, and (iii) for general corporate purposes including, general and administrative expenses and working capital. See “Use of Proceeds” for more information about the intended use of proceeds from this offering.

Upon the closing of this offering, assuming an offering size as set forth on the cover page of this prospectus and an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), will beneficially own, in the aggregate, approximately % of our ordinary shares (or approximately % of our ordinary shares if the underwriters’ option to purchase additional shares is exercised in full). As a result, we will not be a “controlled company” within the meaning of the listing rules of the Nasdaq Capital Market. See the sections titled “Management—Controlled Company Exception” and “Principal Shareholders.”

Proposed Nasdaq Capital Market symbol	We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “PRFX.”

Risk Factors	You should carefully read the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our ordinary shares.

The number of ordinary shares that will be outstanding after this offering is based on [          ] ordinary shares outstanding as of [________], 2020 and the immediate conversion of [          ] upon closing of this offering of (i) 8,862,800 convertible preferred shares on a [          ] basis as into [          ] ordinary shares upon the closing of this offering, (ii) $3,928,000 of principal convertible debt plus $XXX accrued interest into [          ] ordinary shares, and (iii) $1,562,000 of convertible notes issued in August and December 2019 plus $XXX of accrued interest into [          ] ordinary shares; and excludes:

●	options to purchase 1,120,014 ordinary shares, with a weighted average exercise price of NIS $0.545 per share, granted under the 2008 PainReform Option Plan and the 2019 PainReform Option Plan;

●	[ ] ordinary shares issuable upon exercise of the warrants issued in August and December 2019 in connection with a bridge financing;

Except as otherwise noted, the information in this prospectus assumes or gives effect to:

●	no exercise by the underwriters of their option to purchase additional ordinary shares in this offering to cover over-allotments;

●	the adoption and effectiveness of our amended and restated articles of association upon the effectiveness of the registration statement of which this prospectus forms a part; and

SUMMARY FINANCIAL DATA

You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, related notes and other financial information included elsewhere in this prospectus.

The following table sets forth a summary of our statements of comprehensive loss and summary of our consolidated balance sheet data for the periods indicated. The statements of comprehensive loss for the years ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 and 2018 have been derived from our financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. Historical results are not necessarily indicative of the results expected in the future.

Statements of Comprehensive Loss

(U.S. dollars except share and per share data)

	Year Ended December 31,
	2019	2018
Operating Expenses:
Research and development expenses	$(136,000)	$(223,000)
Selling, general and administrative expenses	(553,000)	(277,000)
Operating Loss	(689,000)	(500,000)
Financial expense, net	(590,000)	(328,000)
Net Loss and Comprehensive loss	(1,279,000)	(828,000)
Basic and diluted net loss per share	(1.39)	(1.08)
Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share	1,729,670	1,729,670

Balance Sheet Data:

(U.S. dollars)

	As of December 31,
	2019	2018

Cash and cash equivalents	$941,000	$40,000
Restricted cash	6,000	6,000
Other current assets	25,000	34,000
Total current assets	972,000	80,000
Other non-current asset	192,000	-
Total current liabilities	6,339,000	18,000
Convertible debt	-	4,520,000
Derivative warrant liability	447,000	-
Temporary equity	6,621,000	6,621,000
Shareholders’ deficit	(12,243,000)	(11,078,000)

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before you decide to invest in our ordinary shares, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. During the two years ended December 31, 2019 and 2018, we incurred losses of $1,279,000 and $828,0000, respectively. We have not yet commercialized our initial drug candidate, PRF-110, or our drug delivery system and cannot be sure that we will ever be able to do so. Even if we commercialize PRF-110, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval and successfully commercialize PRF-110.

We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage clinical trials for PRF-110;

●	seek regulatory approvals;

●	implement internal systems and infrastructures;

●	hire management and other personnel; and

●	progress PRF-110 towards commercialization.

If PRF-110 fails in clinical trials or does not gain regulatory clearance or approval, or if it does not achieve market acceptance, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by a development-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

Our limited operating history may make it difficult for you to assess our future viability. We have never generated revenues and may never be profitable.

We are an early clinical stage company. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our lead product candidate, PRF-110, identifying potential product candidates, conducting preclinical studies of our product candidates and conducting clinical trials. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture commercial-scale drug products or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful drug commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We may need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual periods as indications of future operating performance.

We will need substantial additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce and/or eliminate our research and drug development programs or future commercialization efforts.

Developing drug products, including conducting clinical trials, is a time-consuming, expensive and uncertain process. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for, PRF-110. In addition, if we obtain marketing approval for PRF-110, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time. Furthermore, commencing upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce and/or eliminate our research.

We plan to use the net proceeds from this offering to fund our ongoing clinical trials of PRF-110 and additional research and clinical development activity related to PRF-110 and other programs and for working capital and other general corporate purposes, which may include additional research, hiring additional personnel, capital expenditures and the costs of operating as a public company. We will be required to expend significant funds in order to advance the development of PRF-110, as well as any other product candidates. In any event, the net proceeds from this offering and our existing cash and cash equivalents may not be sufficient to fund the completion of development of PRF-110. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least 12 months from the date of the prospectus, including the completion of our two planned Phase 3 clinical studies for PRF-110. Our estimate as to how long we expect the net proceeds from this offering, together with our existing cash and cash equivalents, to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

●	the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●	the costs and timing of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities; and

●	the costs of operating as a public company.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize PRF-110 or any future products.

Raising additional capital may cause dilution to our shareholders, including purchasers of our ordinary shares in this offering, restrict our operations or require us to relinquish rights to our product candidates.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not applicable to emerging growth companies. For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited condensed interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

●	reduced disclosure obligations regarding executive compensation.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We will incur increased costs as a result of operating as a public company listed on a U.S. national securities exchange and our management will be required to devote substantial time to new compliance initiatives.

Historically, we have operated as a private company. As a public company listed on a U.S. national securities exchange, particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules implemented by the U.S. Securities and Exchange Commission, or the SEC, and the Nasdaq Capital Market, impose various requirements on public companies, including requirements to file annual reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting, or ICFR, and disclosure controls and procedures, or DCP, necessary to ensure timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our ICFR, which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being listed on a U.S. national securities exchange and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage that is currently in place. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

Risks Related to the Discovery, Development and Commercialization of Our Initial Product Candidate

We are dependent on the success of our initial product candidate, PRF-110, for which two clinical trials are planned. Our clinical trials of PRF-110 may not be successful. If we are unable to obtain approval for and commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed.

Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, PRF-110, our lead product candidate. We are investing all of our efforts and financial resources in the research and development of PRF-110. Our business currently depends entirely on the successful development and commercialization of PRF-110. We currently have no drugs approved for sale and generate no revenues from sales of any products, and we may never be able to develop a marketable product.

PRF-110 will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote PRF-110 before we receive marketing approval from the FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of PRF-110 will depend on several factors, including the following:

●	successful and timely completion of our ongoing clinical trials of PRF-110;

●	initiation and successful patient enrollment and completion of additional clinical trials on a timely basis;

●	our ability to demonstrate PRF-110’s safety, tolerability and efficacy to the FDA or any comparable foreign regulatory authority for marketing approval;

●	timely receipt of marketing approvals for PRF-110;

●	maintaining patent protection, trade secret protection and regulatory exclusivity, both in the U.S. and internationally;

●	successfully defending and enforcing our rights in our intellectual property portfolio;

●	avoiding and successfully defending against any claims that we have infringed, misappropriated or otherwise violated any intellectual property of any third party;

●	the performance of our future collaborators, if any;

●	the extent of, and our ability to timely complete, any required post-marketing approval commitments imposed by FDA or other applicable regulatory authorities;

●	establishment of supply arrangements with third-party raw materials and drug product suppliers and manufacturers who are able to manufacture clinical trial and commercial quantities of PRF-110 and to develop, validate and maintain a commercially viable manufacturing process that is compliant with current Good Manufacturing Practices, or cGMP, at a scale sufficient to meet anticipated demand and over time enable us to reduce our cost of manufacturing;

●	establishment of scaled production arrangements with third-party manufacturers to obtain finished products that are compliant with cGMP and appropriately packaged for sale;

●	successful launch of commercial sales following any marketing approval;

●	a continued acceptable safety profile following any marketing approval;

●	commercial acceptance by patients, the medical community and third-party payors;

●	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

●	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments; and

●	our ability to compete with other post-operative pain (“POP”) treatments.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of PRF-110. If we are not successful in commercializing PRF-110, or are significantly delayed in doing so, our business will be materially harmed.

The spread of the coronavirus may adversely affect our development efforts including the planned clinical trials for PRF-110.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and as of May 2020, has spread to over 212 countries and territories, including the United States and Israel. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel, mass gatherings, closing of non-essential businesses and shelter-in-place orders to slow the spread of the virus. While the spread of COVID-19 has not yet directly impacted our operations, COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and will likely impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Risks Related to Our Drug Development and Business

We have not yet commercialized any products or technologies, and we may never become profitable.

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

●	the timing of regulatory approvals in the countries, and for the uses, we seek;

●	the competitive environment;

●	the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;

●	our ability to enter into strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution, sales and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover any of our products or products incorporating our technologies. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products that incorporate our technologies, we may not become profitable.

The loss of the services of our key personnel would negatively affect our business.

To successfully develop our drug candidates, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability. Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Dr. David Weinstein, Prof. Eli Hazum and Dr. Sigal Aviel.  Any loss of the services of members of our senior management or other key personnel, and especially those of Dr. David Weinstein, Prof. Eli Hazum and Dr. Sigal Aviel would adversely affect our business. We do not currently maintain key-person insurance on the lives of any of our key personnel.

We may be unable to attract, develop and retain additional employees required for our development and future success.

Our success is largely dependent on the performance of our management team and certain key employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The inability to attract suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

If we are unable to successfully complete our clinical trial programs for PRF-110, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials depends in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients, and the rate at which we are able to collect, clean, lock and analyze the clinical trial database. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis.

We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

We have not received, and may never receive, regulatory approval for commercial sale for PRF-110. We currently do not have any drug candidates pending approval with the Food and Drug Administration, or FDA or with regulatory authorities of other countries. In order to obtain FDA approval to market a new drug product, we or our potential partners must demonstrate proof of efficacy in humans. To meet these requirements, we and/or our potential partners will have to conduct “adequate and well-controlled” clinical trials.

Clinical development is a long, expensive and uncertain process. Clinical trials are very difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

●	obtaining regulatory approvals to commence a clinical trial;

●	reaching agreement on acceptable terms with prospective contract research organizations (“CROs”) and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	slower than expected rates of patient recruitment due to narrow screening requirements and competing clinical studies;

●	the inability of patients to meet protocol requirements imposed by the FDA or other regulatory authorities;

●	the need or desire to modify our manufacturing process;

●	delays, suspension, or termination of the clinical trials due to the institutional review board responsible for overseeing the study at a particular study site; and

●	governmental or regulatory delays or “clinical holds” requiring suspension or termination of the trials.

Following the completion of a clinical trial, regulators may not interpret data obtained from clinical tests of our drug candidate the same way that we do, which could delay, limit or prevent our receipt of regulatory approval. In addition, the designs of any clinical trials may not be reviewed or approved by the FDA prior to their commencement, and consequently the FDA could determine that the parameters of any studies are insufficient to demonstrate efficacy in humans. Failure to approve a completed study could also result from several other factors, including unforeseen safety issues, the determination of dosing, low rates of patient recruitment, the inability to monitor patients adequately during or after treatment, the inability or unwillingness of medical investigators to follow our clinical protocols, and the lack of effectiveness of the trials.

If the clinical trials fail to satisfy the criteria required, the FDA and/or other regulatory agencies/authorities may request additional information, including additional clinical data, before approval of marketing a product. Negative or inconclusive results or medical events during a clinical trial could also cause us to delay or terminate our development efforts. If we experience delays in the testing or approval process, or if we need to perform more or larger clinical trials than originally planned, our financial results and the commercial prospects for our drug candidates and technologies may be materially impaired.

Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after achieving promising results in earlier trials. It may take us many years to complete the testing of our drug candidates and technologies, and failure can occur at any stage of this process.

Even if regulatory approval is obtained, our products and their manufacture will be subject to continual review, and there can be no assurance that such approval will not be subsequently withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the products or their manufacture, may result in the imposition of regulatory restrictions, including withdrawal of the product from the market, or result in increased costs to us.

If third parties on which we will have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

We will have to depend on independent clinical investigators, and other third-party service providers to conduct the clinical trials of our drug candidates and technologies. We also may, from time to time, engage a clinical research organization for the execution of our clinical trials. We will rely heavily on these parties for successful execution of our clinical trials, but we will not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the FDA and/or other foreign regulatory agencies/authorities relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products, or could result in enforcement action against us.

If we do not establish or maintain drug development and marketing arrangements with third parties, we may be unable to commercialize our drug candidates and technologies into products.

We do not possess all of the capabilities to fully commercialize our drug candidates and technologies on our own. From time to time, we may need to contract with third parties to:

●	assist us in developing, testing and obtaining regulatory approval;

●	manufacture our drug candidates; and

●	market and distribute our products.

We can provide no assurance that we will be able to successfully enter into agreements with such third-parties on terms that are acceptable to us. If we are unable to successfully contract with third parties for these services when needed, or if existing arrangements for these services are terminated, whether or not through our actions, or if such third parties do not fully perform under these arrangements, we may have to delay, scale back or end one or more of our drug development programs or seek to develop or commercialize our drug candidates independently, which could result in delays. Moreover, if these development or marketing agreements take the form of a partnership or strategic alliance, such arrangements may provide our collaborators with significant discretion in determining the efforts and resources that they will apply to the development and commercialization of our products. Accordingly, to the extent that we rely on third parties to research, develop or commercialize our products, we may be unable to control whether such products will be scientifically or commercially successful.

Even if we or our collaborative/strategic partners or potential collaborative/strategic partners receive approval to market our drug candidates, if our products fail to achieve market acceptance, we will never record meaningful revenues.

Even if PRF-110 is approved for sale, it may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

●	perceptions by members of the health care community, including physicians, of the safety and efficacy of our product;

●	the potential advantages that our product offers over existing treatment methods or other products that may be developed;

●	the cost-effectiveness of our product relative to competing products;

●	the availability of government or third-party pay or reimbursement for our products; and

●	the effectiveness of our and/or our partners’ sales, marketing and distribution efforts.

PRF-110, if successfully developed and commercially launched, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize our product candidates unless our products bring clear and demonstrable advantages over other products currently marketed for the same indication. Because we expect sales of PRF-110 will generate substantially all of our revenues for the foreseeable future, the failure of PRF-110 to find market acceptance would harm our business and future prospects.

If the third parties upon whom we rely to manufacture our products do not successfully manufacture our products, our business will be harmed.

We do not currently have the ability to manufacture the compounds that we need to conduct our clinical trials and, therefore, rely upon, and intend to continue to rely upon, certain manufacturers to produce and supply our drug candidates for use in clinical trials and for future sales. In order to commercialize our products, such products will need to be manufactured in commercial quantities while adhering to all regulatory and other local requirements, all at an acceptable cost. We may not be able to enter into future third-party contract manufacturing agreements on acceptable terms, if at all.

If our contract manufacturers or other third parties fail to deliver PRF-110 for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or sources, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110.

Our contract manufacturers will be required to produce our clinical drug candidates under strict compliance with cGMP in order to meet acceptable regulatory standards for our clinical trials. If such standards change, the ability of contract manufacturers to produce our drug candidates on the schedule we require for our clinical trials may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to successfully produce and market our drug candidates. Any difficulties or delays in our contractors’ manufacturing and supply of drug candidates could increase our costs, cause us to lose revenue or make us postpone or cancel clinical trials.

In addition, our contract manufacturers will be subject to ongoing periodic, unannounced inspections by the FDA and corresponding foreign or local governmental agencies to ensure strict compliance with, among other things, cGMP, in addition to other governmental regulations and corresponding foreign standards. We will not have control over, other than by contract, third-party manufacturers’ compliance with these regulations and standards. No assurance can be given that our third-party manufacturers will comply with these regulations or other regulatory requirements now or in the future.

In the event that we are unable to obtain or retain third-party manufacturers, we will not be able to commercialize our products as planned. If third-party manufacturers fail to deliver the required quantities of our products on a timely basis and at commercially reasonable prices, our ability to develop and deliver products on a timely and competitive basis may be adversely impacted and our business, financial condition or results of operations will be materially harmed.

If our competitors develop and market products that are less expensive or more effective than our product, our revenues and results may be harmed and our commercial opportunities may be reduced or eliminated.

The pharmaceutical industry is highly competitive. Our commercial opportunities may be reduced or eliminated if our competitors develop and market products that are less expensive, more effective or safer than our product. Some of these potential competing drugs are already commercialized or are further advanced in development than PRF-110. Even if we are successful in our developmental efforts, PRF-110 may not compete successfully with products produced by our competitors, who may be able to market their drugs more effectively.

Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop products that could render our technologies or our drug candidates obsolete or noncompetitive. Development of new drugs, medical technologies and competitive medical devices may damage the demand for our products without any certainty that we will successfully and effectively contend with those competitors.

Any of our product candidates for which we, or our future collaborators, obtain marketing approval in the future will be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our product candidates following approval.

Any of our product candidates for which we, or our future collaborators, obtain marketing approval in the future, will be subject to continual review by the FDA or comparable foreign regulatory authorities. For example in the U.S., the FDA and other agencies, including the Department of Justice, or the DOJ, closely regulate and monitor the post-approval marketing and promotion of drugs to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or our future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state healthcare fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our product candidates or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

●	litigation involving patients taking our drug;

●	restrictions on such drugs, manufacturers or manufacturing processes;

●	restrictions on the labeling or marketing of a drug;

●	restrictions on drug distribution or use;

●	requirements to conduct post-marketing studies or clinical trials;

●	warning letters or untitled letters;

●	withdrawal of the drugs from the market;

●	refusal to approve pending applications or supplements to approved applications that we submit;

●	recall of drugs;

●	fines, restitution or disgorgement of profits or revenues;

●	suspension or withdrawal of marketing approvals;

●	damage to relationships with any potential collaborators;

●	restrictions on coverage by third-party payors;

●	unfavorable press coverage and damage to our reputation;

●	refusal to permit the import or export of drugs;

●	drug seizure; or

●	injunctions or the imposition of civil or criminal penalties.

Recently enacted and future legislation, and a change in existing government regulations and policies, may increase the difficulty and cost for us and our future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the U.S. and some foreign jurisdictions, there have been and continue to be a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of our future collaborators, to profitably sell any drugs for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we, or our future collaborators, may receive for any approved drugs.

In the U.S., the Congress and recent presidential administrations have enacted or are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell PRF-110, if approved, and to do so profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access.

In the U.S., the pharmaceutical industry has been a particular focus of efforts to reform the healthcare system and has been significantly affected by major legislative initiatives, including the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “PPACA”), which contains provisions that may potentially affect the profitability of PRF-110, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs, and expansion of the entities eligible for discounts under the Public Health Services pharmaceutical pricing program. There have been judicial and Congressional challenges to the PPACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the PPACA that contribute to regulatory uncertainty that could affect the profitability of our products. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements mandated by the PPACA. In December 2018, a federal district court in Texas ruled the individual mandate was unconstitutional and could not be severed from the PPACA. As a result, the court ruled the remaining provisions of the PPACA were also invalid, though the court declined to issue a preliminary injunction with respect to the PPACA. In April 2019, in a brief filed in the Fifth Circuit Court of Appeals, the Trump Administration took the position that the individual mandate was unconstitutional, that it could not be severed from the PPACA, and, as a result, the PPACA must be invalidated in its entirety. The case is pending before the Fifth Circuit, and it remains unclear whether, and to what extent, the PPACA may be affected by the Fifth Circuit’s and possibly other courts’ rulings.

While Congress has not enacted legislation to comprehensively repeal the PPACA, at least two bills affecting the implementation of the PPACA have been signed into law, including the repeal, effective January 1, 2019, of the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees mandated by the PPACA, including the so-called “Cadillac” tax on certain high-cost employer-sponsored health insurance plans and the annual fee imposed on certain health insurance providers. Moreover, effective January 1, 2019, the Bipartisan Budget Act of 2018, among other things, further amends portions of the Social Security Act implemented as part of the PPACA to increase from 50% to 70% the point-of-sale discount that pharmaceutical manufacturers participating in the Coverage Gap Discount Program provide to eligible Medicare Part D beneficiaries during the coverage gap phase of the Part D benefit, commonly referred to as the “donut hole,” and to reduce standard beneficiary cost sharing in the coverage gap from 30% to 25% in most Medicare Part D plans. In the future, there may be additional challenges and/or amendments to the PPACA. It remains to be seen precisely what any new legislation will provide, when or if it will be enacted, and what impact it will have on the availability and cost of healthcare items and services, including drug products.

Other legislative changes have been proposed and adopted since PPACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013 and, due to subsequent statutory amendments, will continue through 2027 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, which, among other changes, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These legislative changes may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

More recently, the cost of prescription pharmaceuticals has been the subject of considerable discussion in the U.S. Congress has begun developing legislation and the Trump Administration has proposed and begun implementing regulatory reforms to further increase transparency around prices and price increases, lower out-of-pocket costs for consumers, and decrease spending on prescription drugs by government programs. Congress has conducted or is in the process of conducting inquiries into the prescription drug industry’s pricing practices. The Trump Administration’s budget proposal for fiscal year 2019 contained additional drug price control measures that could be enacted in future legislation, including, for example, measures to end Medicare Part B coverage of medications and to shift those medication costs to Medicare Part D, to allow some states to negotiate prescription drug prices under Medicaid and to eliminate cost sharing for generic drugs for low-income patients. While several proposed reform measures will require Congress to pass legislation to become effective, Congress and the Trump Administration have each indicated that it will continue to seek new legislative and/or regulatory measures to address prescription drug costs. At the state level, legislatures are increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out-of-pocket costs for, drug products. Implementation of cost containment measures or other healthcare reforms that affect the pricing and/or availability of drug products may impact our ability to generate revenue, attain or maintain profitability, or commercialize products for which we may receive regulatory approval in the future.

We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and/or new payment methodologies, and place additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels and imposition of more rigorous coverage criteria or new payment methodologies may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any coverage or reimbursement policies instituted by Medicare or other federal health care programs may result in similar policies from private payors. The implementation of cost containment measures or other healthcare reforms may affect our ability to generate revenue, attain or maintain profitability, or commercialize our product candidates. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

The pricing of prescription pharmaceuticals is also subject to governmental control outside the U.S. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to that of other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenues and become profitable could be impaired.

Legislative and regulatory proposals have also been made to expand post-approval requirements and restrict sales and promotional activities for drug products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any future collaborators to more stringent drug labeling and post-marketing testing and other requirements.

Changes in funding for the FDA could hinder FDA’s ability to hire and retain key leadership and other personnel, or otherwise prevent new products from being developed or commercialized in a timely manner.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA have fluctuated in recent years as a result. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S government has shut down several times, and the FDA has had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.

Our business relies upon information technology systems operated by us and by our third party service providers. These systems may fail or experience operational disruption, experience cybersecurity attacks, or be damaged by computer viruses and unauthorized access. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. While we are currently in the process of developing and implementing policies and procedures to ensure the security and integrity of our information technology systems and confidential and proprietary information, we do not currently have any such policies and procedures formally in place. If we fail to develop and maintain adequate policies and procedures for the protection of our information technology systems and confidential and proprietary information, we may be vulnerable to security breaches or disruptions and system breakdowns or other damage or interruptions.

We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to or store our confidential information. We do not conduct audits or formal evaluations of our third-party vendors’ information technology systems and cannot be sure that our third-party vendors have sufficient measures in place to ensure the security and integrity of their information technology systems and our confidential and proprietary information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed. While we have not, to our knowledge, experienced any material IT system failures or cybersecurity attacks to date, we cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, business operations, a breach of sensitive personal information or a loss or corruption of critical data assets including trade secrets or other proprietary information. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such IT system failures, cybersecurity attacks or vulnerabilities to our or our third-party vendors’ information security programs or defenses could result in legal liability, reputational damage, business interruption, and our competitive position could be harmed and the further development and commercialization of our products or any future products could be delayed or disrupted. Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources. Furthermore, significant security breaches or disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us.

We face product liability risks and may not be able to obtain adequate insurance.

The use of our drug candidates in clinical trials, and the sale of any approved products, exposes us to liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to cease clinical trials of our drug candidates and technologies or limit commercialization of any approved products.

We believe that we will be able to obtain sufficient product liability insurance coverage for our planned clinical trials. We intend to expand our insurance coverage to include the commercial sale of any approved products if marketing approval is obtained; however, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

●	decreased demand for a product;

●	damage to our reputation;

●	withdrawal of clinical trial volunteers; and

●	loss of revenues.

Consequently, a product liability claim or product recall may result in material losses.

Significant interruptions in our access to certain key inputs such as raw materials and drug products may impair our business.

Our business is dependent on a number of key inputs and their related costs, including raw materials, drug products supplied by third parties and production facilities for our drug products. Any significant interruption, price increase or negative change in the availability of the supply chain for our key inputs could curtail or preclude our ability to produce our product candidate.  Our ability to compete is dependent on us having access, at a reasonable cost and in a timely manner, to key raw materials and drug products,  skilled consultants and production facilities.  No assurance can be given that we will be successful in maintaining our required supply of raw materials, and drug products or that we will be able to continue to attract skilled consultants with respect to our development efforts.

We may not be able to successfully identify and execute strategic alliances or other relationships with third parties or to successfully manage the impacts of acquisitions, dispositions or relationships on our operations.

We currently have, and may expand the scope of, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete further such strategic alliances is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all.

Although we do not currently plan to engage in other material strategic transactions, such as acquisitions, we may from time to time consider such transactions. Material strategic transactions involve a number of risks, including:

●	the potential disruption of our ongoing business;

●	the distraction of management away from the ongoing oversight of our existing business activities;

●	incurring additional indebtedness;

●	the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated;

●	an increase in the scope and complexity of our operations; and

●	the loss or reduction of control over certain of our assets.

A strategic transaction may result in a significant change in the nature of our business, operations and strategy, and we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

Risks Related to Our Intellectual Property

We are subject to risks relating to intellectual property rights and risks of infringement.

We are dependent upon our proprietary technology and we rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.   To protect our technologies, documentation and other written materials, we primarily rely on trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of products in our field, and we expect piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our products exists.  In addition, the laws of certain countries do not protect our proprietary rights as fully as do the laws of the U.S. and Israel.  We cannot be certain that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

We are not aware that we have infringed any proprietary rights of third parties.  It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights.  It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

●	result in costly litigation;

●	divert management’s attention and resources;

●	cause product shipment delays; and

●	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected. In addition, we could be subject to damages, injunction from use, sale or licensing of our product, as well as attorneys’ fees.

If we are unable to maintain patent protection for our products, our competitors could develop and commercialize products and technology similar or identical to our product candidates, and our ability to successfully commercialize any product candidates we may develop, and our science may be adversely affected.

As with our competitors, our ability to maintain and solidify a proprietary position for our product candidates will depend upon our success in obtaining effective patent claims that cover such product candidates, their manufacturing processes and their intended methods of use, and enforcing those claims once granted. Furthermore, in some cases, we may not be able to obtain issued claims covering our product candidates which are sufficient to prevent third parties, such as our competitors, from either utilizing our technology or designing around any patent claims to avoid infringing them. Any failure to obtain or maintain patent protection with respect to our product candidates could have a material adverse effect on our business, financial condition, and results of operations.

Changes in either the patent laws or their interpretation in the U.S. and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our issued patents. Additionally, we cannot predict whether the patent applications we or our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to file for or obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. If any licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised or even lost entirely. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be subject to challenges based on invalidity and/or unenforceability. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Patents also have a limited lifespan. In the U.S., subject to certain extensions that may be obtained in some cases, the natural expiration of a utility patent is generally 20 years from its earliest effective filing date, and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for our products and services, we may be open to competition. Further, if we encounter delays in our development efforts, the period of time during which we could market our products and services under patent protection would be reduced.

Obtaining and maintaining our patent protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to the U.S. Patent and Trademark Office (the “USPTO”) and various government patent agencies outside of the U.S. over the lifetime of our and our licensors’ patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process and after patent issuance. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market in that jurisdiction with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, and results of operations.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to competitors and be unable to operate our business profitably.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, can be expensive or difficult to enforce, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make products that are similar to our product candidates or utilize similar science or technology but that are not covered by the claims of the patents that we may own or license from our licensors or that incorporate certain research in our product candidates that is in the public domain;

●	we might not have been the first to file patent applications covering our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

●	our competitors or other third parties might conduct research and development activities in countries where do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	the patents of others may harm our business if, for example, we are found to have infringed those patents or if those patents serve as prior art to our patents which could potentially invalidate our patents; and

●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property, which could ultimately result in public disclosure of the intellectual property if the third party’s patent application is published or issues to a patent.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, and results of operations.

Our reliance on third parties requires us to share our trade secrets and other intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets and other intellectual property will be misappropriated or disclosed.

We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining the physical security of our premises and physical and electronic security of our information technology systems.

Despite our efforts to protect our trade secrets, our competitors or other third parties may discover our trade secrets, either through breach of confidentiality agreements, independent development or publication of information including our trade secrets by third parties. A competitor’s or other third party’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, financial condition, results of operations and prospects.

Further, although we expect all of our employees and consultants and other third parties who may be involved in the development of intellectual property for us to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that we have entered into such agreements with all applicable third parties or that all such agreements have been duly executed. Even if we have entered into such agreements, we cannot assure you that our counterparties will comply with the terms of such agreements or that the assignment of intellectual property rights under such agreements is self-executing. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

There is a great deal of litigation concerning intellectual property in our industry, and we or our licensors could become involved in litigation. Even if resolved in our or our licensors’ favor, litigation or other legal proceedings relating to intellectual property claims may cause us or our licensors to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our securities. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct or defend against such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition, results of operations and ability to compete in the marketplace.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our executive office, research and development facilities, as well as some of our planned clinical sites are or will be located in Israel. Most of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas and Hezbollah militant groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.

Our offices, located in Herzliya, Israel, are within the range of the missiles and rockets that have been fired sporadically at Israeli cities and towns from Gaza and South Lebanon since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Since September 2015, there has been an increase in terrorist attacks on Israeli civilians including shootings, stabbings and car rammings which has impacted the general feeling of personal safety in the country. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

 As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law which requires approval by the Israeli Registrar of Companies (the “Registrar”) for merger transactions, imposes specific thresholders and criteria for tender offer acquisitions of shares, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Registrar and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the holder of a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

 Service of process upon us, since we are incorporated in Israel, and upon our directors and officers, who reside outside the U.S., may be difficult to obtain within the U.S. In addition, because substantially all of our assets and most of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Israel. Subject to particular time limitations and provided certain conditions are met, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by an Israeli court.

As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and the Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission, or the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated officer holders on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

In addition, as a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, board of directors independence requirements, director nomination procedures, compensation committee matters. In addition, we will follow our home country law instead of the listing rules of the Nasdaq Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

In addition, Chapter 8 of the Israeli Patents Law, 5727-1967, or the Patents Law, deals with inventions made in the course of an employee’s service and during his or her term of employment, whether or not the invention is patentable, or service inventions. Section 134 of the Patents Law, sets forth that if there is no agreement which explicitly determines whether the employee is entitled to compensation for the service inventions and the extent and terms of such compensation, such determination will be made by the Compensation and Rewards Committee, a statutory committee of the Israeli Patents Office. As a result, it is unclear if, and to what extent, our research and development employees may be able to claim compensation with respect to our future revenue. As a result, we may receive less revenue from future products if such claims are successful, which in turn could impact our future profitability.

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Relating to Our International Operations

Our international clinical trials may be delayed or otherwise adversely impacted by social, political and economic factors affecting the particular foreign country.

We may conduct clinical trials in different geographical locations. Our ability to successfully initiate, enroll and complete a clinical trial in any of these countries, or in any future foreign country in which we may initiate a clinical trial, are subject to numerous risks unique to conducting business in foreign countries, including:

●	difficulty in establishing or managing relationships with clinical research organizations and physicians;

●	different standards for the conduct of clinical trials and/or health care reimbursement;

●	our inability to locate qualified local consultants, physicians, and partners;

●	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical products and treatment; and

●	general geopolitical risks, such as political and economic instability, and changes in diplomatic and trade relations.

Any disruption to our planned international clinical trial program could significantly delay our product development efforts.

We are subject to anti-bribery, anti-corruption, and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act. Violations of such laws could result in criminal prosecution and substantial penalties.

The U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. We do business and may do additional business in the future in countries or regions where strict compliance with anti-bribery laws may conflict with local customs and practices. Violations of anti-bribery laws (either due to our acts or our inadvertence) may result in criminal and civil sanctions and could subject us to other liabilities in the U.S. and elsewhere. Even allegations of such violations could disrupt our business and result in a material adverse effect on our business and operations.

We are committed to doing business in accordance with applicable anti-corruption laws and our own internal policies and procedures. We also plan to implement policies and procedures concerning compliance with the FCPA that is disseminated to employees, directors, contractors and agents. Our policies and procedures and any future improvements, however, may prove to be less than effective, and our employees and consultants may engage in conduct for which we might be held responsible. Some foreign jurisdictions may require us to utilize local agents and/or establish joint ventures with local operators or strategic partners. Even though some of our agents and partners may not themselves be subject to the FCPA or other non-U.S. anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We are exposed to risks relating to the laws of various countries as a result of our international operations.

We are exposed to various levels of political, economic, legal and other risks and uncertainties associated with operating in or exporting to other jurisdictions. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies, political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment.

Changes, if any, in the laws, regulations and policies around the world may adversely affect the operations or profitability of our international operations. Specifically, our operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

Risks Relating to Ownership of Our Ordinary Shares

There has been no prior public market for our ordinary shares, and an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained in the United States, which could limit your ability to sell our ordinary shares.

There has been no public market for our ordinary shares. Although we intend to apply to list our ordinary shares on the Nasdaq Capital Market, an active U.S. public market for our ordinary shares may not develop or be sustained after this offering. If an active market does not develop, the value of our ordinary shares may be impaired and you may experience difficulty selling the ordinary shares that you purchase in this offering.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rule changes proposed and enacted by the SEC and the NASDAQ Stock Market as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on the NASDAQ Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted all of these measures. As of the date of this prospectus, we are not in compliance with requirements relating to the distribution of annual and interim reports, the holding of shareholders meetings and solicitation of proxies for such meeting and requirements for shareholder approval for certain corporate actions.

Regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results.  In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on our share price.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.  In the event that we consummate this offering, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal controls over financial reporting.  During the course of our testing, we may identify deficiencies or material weaknesses which we may not be able to remediate immediately. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley. Failure to achieve and maintain an effective internal control environment could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our ordinary share price.

Because certain of our directors and executive officers are among our largest shareholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from investors.

As of May 11, 2020, certain of our directors and executive officers collectively and beneficially own 10.19% of our outstanding ordinary shares. The interests of such persons may differ from the interests of our other shareholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the following actions:

●	to elect or defeat the election of our directors;

●	amend or prevent amendment of our charter documents or by-laws;

●	effect or prevent a merger, sale of assets or other corporate transaction; and

●	to control the outcome of any other matter submitted to our shareholders for vote.

Such persons’ share ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our share price.

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds arising from this offering. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income, do not yield a favorable return to our investors or even lose value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

FINRA sales practice requirements may also limit your ability to buy and sell shares of our ordinary shares, which could depress the price of such shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit your ability to buy and sell shares of our ordinary shares, have an adverse effect on the market for shares of our ordinary shares, and thereby depress price of our ordinary shares.

Even if our securities are listed on the Nasdaq Capital Market, there can be no assurance that our securities, including our ordinary shares, will continue to be listed or, if listed, that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Assuming that we are able to successfully list our ordinary shares on the Nasdaq Capital Market, we cannot assure you that we will be able to meet the Nasdaq Capital Market’s continued listing requirement or maintain other listing standards. If our ordinary shares are delisted by the Nasdaq Capital Market, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our ordinary shares and/or warrants are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our ordinary shares remain listed on the Nasdaq Capital Market, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on the Nasdaq Capital Market and therefore not “covered securities,” we would be subject to regulation in each state in which we offer our securities.

Future issuance of our ordinary shares could dilute the interests of existing shareholders.

We may issue additional shares of our ordinary shares in the future in connection with a financing or an acquisition. The issuance of a substantial number of shares of ordinary shares could have the effect of substantially diluting the interests of our existing shareholders and any subsequent sales or resales by our shareholders could have an adverse effect on the market price of our ordinary shares.

We do not intend to pay dividends for the foreseeable future, and our investors must rely on increases in the market prices of our ordinary shares for returns on equity investment.

To date, we have not paid any cash dividends on our ordinary shares. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability and our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not used to pay dividends. Accordingly, our investors must rely on increases in the market prices of our ordinary shares for returns on equity investment.

U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We believe that we were a PFIC for U.S. federal income tax purposes for our 2018 and 2019 taxable years and we expect to be a PFIC for our current taxable year. We must determine our PFIC status annually based on tests that are factual in nature. Our status in future years will depend on our income, assets and activities in those years. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, as defined under the heading “United States Federal Income Taxation,” that owns ordinary shares could face adverse U.S. federal income tax consequences, including having gains realized on the sale of ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on ordinary shares by U.S. Holders who are individuals, and having interest charges apply to distributions by us and the proceeds of ordinary share sales. Certain elections exist that may alleviate some adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service, or IRS, filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, See “United States Federal Income Taxation.”

The market price of our ordinary shares may be highly volatile, which could result in substantial losses for purchasers of our ordinary shares in this offering.

The trading price of our ordinary shares is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

●	changes or developments in laws or regulations governing our business;

●	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;

●	unsatisfactory results of preclinical studies or clinical trials;

●	adverse actions taken by regulatory agencies with respect to our manufacturing supply chain or sales and marketing activities;

●	announcements of innovations or new products by us or our competitors;

●	any intellectual property infringement, misappropriation or other actions in which we may become involved;

●	any adverse changes to our relationships with manufacturers or suppliers;

●	announcements concerning our competitors;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation; and

●	any changes in our board of directors or management.

If our results fall below the expectations of investors or securities analysts, the price of our ordinary shares could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our shares to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Further, the stock market in general may experience extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may negatively affect the market price of our ordinary shares regardless of our actual operating performance. In addition, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

Moreover, the liquidity of our ordinary shares will be limited, not only in terms of the number of ordinary shares that can be bought and sold at a given price, but by potential delays in the timing of executing transactions in our ordinary shares and a reduction in security analyst and media’s coverage of our company, if any. These factors may result in lower prices for our ordinary shares than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our ordinary shares. In addition, without a large float, our ordinary shares will be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our ordinary shares may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate its investment in our ordinary shares. Trading of a relatively small volume of our ordinary shares may have a greater impact on the trading price of our ordinary shares than would be the case if our public float were larger. We cannot predict the prices at which our ordinary shares will trade in the future.

The grant and future exercise of registration rights may adversely affect the market price of our ordinary shares.

Pursuant to the registration rights agreement among the Company and certain investors, we are required to comply with a demand that the Company register their registrable securities. The registration of these securities will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, our securities price and trading volume could be negatively impacted.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;

●	the commercialization and pricing of our products;

●	our competitors’ development, marketing and sale of products that compete with our products; and

●	our expectations regarding future growth, including;

o	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and

o	our expectations regarding the maintenance of our foreign private issuer status and emerging growth company status.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of                    ordinary shares in this offering will be approximately $              , or $              if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, by $              , assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 1,000,000 in the number of ordinary shares we are offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, by $              , assuming the assumed initial public offering price stays the same.

Based on proposals we received from contract research organizations, we estimate that the total cost of the two pivotal clinical trials will be approximately $16.5 million. We also intend to use approximately $1.5 million for development activities and preparation of initial NDAs and the balance for general corporate purposes, including general and administrative expenses and working capital. Commencing upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce and/or eliminate our research.

Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next              months. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

These expected uses of net proceeds from this offering represent our intentions based upon our current plans and business conditions which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly and will depend upon numerous factors, including the progress of our clinical trials and research and development efforts. Accordingly, our management will have broad discretion in applying the net proceeds of this offering and investors will be relying on the judgment of our management regarding the application of those net proceeds.

Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income.

DIVIDEND POLICY

We have never declared or paid any cash dividends to the holders of our ordinary shares, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See “Description of Share Capital — Dividend and Liquidation Rights” for additional information. Payment of dividends may be subject to Israeli withholding taxes. See “Material Tax Considerations — Certain Israeli Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2019 as follows:

●	on an actual basis;

●	on a pro forma basis to give effect to the effectiveness of our amended and restated Articles of Association immediately prior to the closing of this offering and to the conversion upon closing of this offering of: (i) all of our outstanding convertible preferred shares on a ___for-_____ basis into 8,862,800 of our ordinary shares; and (ii) $3,929,000 of principal convertible debt and $________ of accrued interest into [ ] ordinary shares, and (iii) $1,562,000 of convertible notes and $_____ of accrued interest into [ ] ordinary shares; and

●	on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described in the preceding clauses; and (ii) the issuance and sale by us of [ ] ordinary shares in this offering at an assumed initial public offering price of [$ ] per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our financial statements and related notes included elsewhere in this Prospectus and the sections titled “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2019
	Actual	Pro Forma	Pro Forma as Adjusted(1,2)
	(unaudited)
	(in dollars, except share data)
Cash(1)(2)	941,000
Other assets	223,000
Total current liabilities	6,339,000
Total non current liabilities	447,000
Shareholders’ equity(1, 2) :
Convertible preferred shares, par value NIS 0.01 per share; 18,300,000 shares authorized, 8,862,800 shares issued and outstanding, actual and pro forma; and no shares authorized, issued and outstanding pro forma; as adjusted	6,621,000
Ordinary share par value NIS 0.01 per share; 4,700,000 shares authorized, 1,729,670 shares issued and outstanding; [ ] shares authorized and [ ] shares issued and outstanding, proforma; [______] shares authorized and [ ] shares issued and outstanding,___ pro forma; as adjusted	5,000
Additional paid-in capital	180,000
Accumulated deficit	(12,428,000)
Total shareholders’ equity (deficit)	$(12,243,000)	$	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of [$ ] per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma as adjusted basis by approximately [ $ million], assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma as adjusted basis by approximately [$ ] million, assuming that the price per share for the offering remains at [$ ] (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The total number of ordinary shares to be outstanding after this offering is based on 1,729,670 ordinary shares outstanding as of December 31, 2019 and reflects:

●	the automatic conversion on a [ ] for [ ] basis of all outstanding convertible preferred shares into _________ ordinary shares upon the closing of this offering; and

●	the automatic conversion of 3,929,000 of principal convertible debt, and $1,212,000 of accrued interest, into _________ ordinary share; and

●	the automatic conversion of $1,562,000 of convertible notes and $_____ of accrued interest into [ ] ordinary shares.

The ordinary shares outstanding as of December 31, 2019 exclude the following:

●	1,120,014 ordinary shares issuable upon the exercise of options to purchase our ordinary shares at a weighted average exercise price of $0.546 per share, issuable pursuant to the 2008 PainReform Option Plan and 2019 PainReform Option Plan, of which 875,899 options are vested; and

●	[ ] ordinary shares issuable upon exercise of the warrants issued in August and December 2019 in connection with a bridge financing.

DILUTION

If you invest in our ordinary shares, your ownership interest will be immediately diluted to the extent of the difference between the offering price per ordinary share and the pro forma as adjusted net tangible book value per ordinary share after completion of the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing holders of our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

Our pro forma net tangible book value as of December 31, 2019 was $[        ], or $[        ] per ordinary share. Pro forma net tangible book value represents the amount of our total tangible assets less total liabilities, after giving effect to the conversion of all of our convertible preferred shares. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2019, after giving effect to (i) the conversion of all our outstanding convertible preferred shares into                       ordinary shares; and (ii) the pro forma adjustment described above.

After giving further effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $        per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value December 31, 2019 would have been $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing shareholders and immediate dilution of $        per ordinary share to new investors.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing offering assumptions.

Assumed initial public offering price per ordinary share			$
Pro forma net tangible book value (deficit) per share as of June 30, 2019 before this offering	$	[ ]
Increase in pro forma as adjusted net tangible book value per share attributable to investors in this offering	$	[ ]
Pro forma as adjusted net tangible book value per share after this offering	$	[ ]
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per ordinary share after this offering			$
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering			$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        per share and the dilution to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1,000,000 shares in the number of our ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value by $        per share and decrease the dilution to new investors by $        per share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, each decrease of 1,000,000 shares in the number of our ordinary shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value by $        per share and increase the dilution to new investors by $        per share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase         additional ordinary shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $        , representing an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing shareholders and immediate dilution in pro forma as adjusted net tangible book value per share of $        to new investors purchasing ordinary shares in this offering, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The following table summarizes on a pro forma as adjusted basis as described above:

●	the total number of our ordinary shares purchased from us by our existing ordinary shareholders and preferred shareholders and by new investors purchasing shares in this offering;

●	the total number of our ordinary shares to be issued upon closing of this offering upon conversion of the convertible debt and notes outstanding as of December 31, 2019;

●	the total consideration paid to us by our existing ordinary shareholders and preferred shareholders (including the consideration attributable to the shares to be issued to the holders of our outstanding convertible notes and bonds) and by new investors purchasing shares in this offering, assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us; and

●	the average price per share paid by existing ordinary shareholders and preferred shareholders (including the consideration attributable to the shares to be issued to the holders of our outstanding convertible notes and bonds) and by new investors purchasing shares in this offering.

Average
	Shares Purchased			Total Consideration			Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders (1)			%	$		%	$
New investors			%
Total		100.0%			100.0%

(1)	Includes existing ordinary shareholders and preferred shareholders and assumes the conversion of all our outstanding convertible notes and bonds.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors by $        assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) in 1,000,000 ordinary shares offered by us would increase (decrease) the total consideration paid to us by new investors by $        , assuming the assumed initial public offering price remains the same and before deducting the estimated underwriting discount and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual offering price, the actual number of ordinary shares offered by us and other terms of this offering determined at pricing.

The table above assumes no exercise of the underwriters’ option to purchase additional ordinary shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of ordinary shares held by existing shareholders would be reduced to         % of the total number of our ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors purchasing ordinary shares in this offering would be increased to         % of the total number of our ordinary shares outstanding after this offering.

The number of ordinary shares to be outstanding after this offering is based on 1,729,670 ordinary shares outstanding as of December 31, 2019.

To the extent any outstanding options are exercised, new options are issued under our equity incentive plans, or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected statements of comprehensive loss data for the years ended December 31, 2019 and 2018 and selected balance sheet data as of December 31, 2019 and 2018 have been derived from our financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP. Historical results are not necessarily indicative of the results expected in the future.

You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, related notes and other financial information included elsewhere in this prospectus.

Statements of Comprehensive Loss:

(U.S. Dollars, except share and per share data)

	Year Ended December 31,
	2019	2018
Operating expenses:
Research and development	$(136,000)	$(223,000)
Selling, general and administrative	(553,000)	(277,000)
Operating loss	(689,000)	(500,000)
Financial expense, net	(590,000)	(328,000)
Net loss and comprehensive loss	(1,279,000)	(828,000)
Basic and diluted net loss per share	(1.39)	(1.08)
Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share	1,729,670	1,729,670

Balance Sheet Data:
 (U.S. Dollars)

	As of December 31,
	2019	2018
Cash and cash equivalents	$941,000	$40,000
Restricted cash	6,000	6,000
Other current assets	25,000	34,000
Total current assets	972,000	80,000
Other non-current asset	192,000	-
Total current liabilities	6,339,000	18,000
Convertible debt	-	4,520,000
Derivative warrant liability	447,000	-
Temporary equity	6,621,000	6,621,000
Shareholders’ deficit	(12,243,000)	(11,078,000)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended release drug-delivery system prolongs the in vivo activity of APIs, thus increasing the therapeutic window for patient treatment. Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA. The 505(b)(2) new drug application (“NDA”) process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. Using this pathway can significantly reduce the time and costs associated with clinical development. PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

In a small 15 patient Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair), PRF-110 provided substantial pain reduction for up to 72 hours post-operatively. A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local anesthetic (ropivacaine) alone. As indicated in the FDA approved drug description for ropivacaine, such drug provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe and well characterized local anesthetic and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA, mitigating many potential safety issues that are common in drug development. In a phase 1 safety study conducted in Israel, healthy volunteers were treated with PRF-110. No safety issues were raised and PRF-110 showed a superior performance when administered to non-operated sites when compared to either a placebo or ropivacaine alone.

Since our inception in November 2007, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, developing our proprietary drug delivery system and PRF-110, and raising capital.

We have never generated any revenue and have funded our business primarily through the sale of our capital share and issuance of convertible loans. We have raised net proceeds of $6.6 million from the sale of convertible preferred shares. As of December 31, 2019 and December 31, 2018, we had $941,000 and $80,000 in cash and cash equivalents, respectively. We recorded net losses of $1,279,000 and $828,000 for the years ended December 31, 2019 and 2018, respectively. As of December 31,2019, we had an accumulated deficit of approximately $12,428,000.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and as of March 2020, has spread to over 170 countries, including the United States and Israel. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. While the spread of COVID-19 has not yet directly impacted our operations, the continued spread of COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and will likely impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

We expect to continue to incur significant expenses and increasing losses for next several years. Our net losses may fluctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on our other research and development and commercial development activities. We expect our expenses will increase substantially over time as we:

●	continue the ongoing and planned preclinical and clinical development of our drug candidates;

●	build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;

●	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;

●	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;

●	develop, maintain, expand and protect our intellectual property portfolio;

●	implement operational, financial and management systems; and

●	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

Financial Operations Overview

Revenue

We have not generated any revenue and do not expect to generate any revenue unless or until we obtain regulatory approval of and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development and regulatory effort;

●	expenses incurred under agreements with contract research organizations, as well as contract manufacturing organizations and consultants that conduct preclinical studies and clinical trials;

●	costs associated with preclinical activities and development activities;

●	costs associated with technology and intellectual property licenses;

●	milestone payments and other costs under licensing agreements; and

●	depreciation expense for assets used in research and development activities.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation. Other general and administrative expenses include travel expenses, conferences, professional fees for consultants, tax and legal services and facility-related costs.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a publicly traded company. These increases will include legal and accounting fees, costs associated with maintaining compliance with The NASDAQ Stock Market LLC and the Securities and Exchange Commission, or the SEC, directors’ and officers’ liability insurance premiums and fees associated with investor relations. In addition, if our current or future drug candidates are approved for sale, we expect that we would incur expenses associated with building our commercial and distribution infrastructure.

 Financial Expenses, Net

Financial expenses, net, primarily consists from accrued interest on convertible notes, bank management fees and commissions and exchange rate differences expenses.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year Ended December 31,
	2019	2018
Operating expenses:
Research and development	$136,000	$223,000
General and administrative	553,000	277,000
Total operating costs	689,000	500,000
Financial expenses	590,000	328,000
Net loss	$1,279,000	$828,000

Operating Expenses

Research and development expenses. Research and development expenses were $136,000 for the year ended December 31, 2019 compared to $223,000 for the year ended December 31, 2018, a decrease of $87,000 or 39%. In 2019, the components of our research and development expenses were: (i) Salary expenses of $59,419 (ii) patent prosecution expenses of $41,557; (iii) costs of chemistry, manufacturing and controls of $19,667; (iv) share based compensation expenses of $14,000; (v) payments to consultants of $1,479 and (vi) costs associated with clinical and pre-clinical trials of less than $1,000. In 2018, the components of our research and development expenses were: (i) costs associated with pre-clinical trials of $69,279; (ii) payments to consultants of $61,706; (iii) patent prosecution expenses of $51,232; and (iv) costs of chemistry, manufacturing and controls of $41,360.The decrease in research and development expenses during 2019 period is primarily due to our decreased use of subcontractors and consultants following completion of two clinical trials.

General and administrative expenses. General and administrative expenses were $553,000 for the year ended December 31, 2019 compared to $277,000 for the year ended December 31, 2018, an increase of $276,000 or 99.6%. The increase in general and administrative expenses is primarily due to a $124,000 increase in professional services and consultants’ fees, an increase of $60,000 in payroll and related expenses (The increase in payroll and related expenses related to our entering into an agreement with Professor Eli Hazum, our Acting Chief Executive Officer and Chief Technology Officer, effective April 2018 (previously Professor Hazum provided consultancy services to the company through and under the management services provided by Zori Medica (2010) Ltd.) and an increase of $75,000 in share-based payment expenses.

Financial expenses. Financial expense was $590,000 for the year ended December 31, 2019 compared to financial expenses of $328,000 for the year ended December 31, 2018, an increase of $262,000 or 78.8%. The increase is primarily due to a $161,000 increase in finance expenses from the amortization of the loan discount on the August and December convertible notes, a $55,000 increase in accrued interest expense with respect to our outstanding convertible debt and a $47,000 increase in issuance costs allocated to the derivative warrants.

Net loss. As a result of the foregoing, we incurred a net loss of $1,279,000 for the year ended December 31, 2019 compared to a net loss of $828,000 for the year ended December 31, 2018, an increase of $451,000 or 54.4%.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2019, we have raised aggregate net proceeds of $6,621,000 from the sale of convertible preferred shares and issuance of $3,929,000 of convertible notes, which was used to fund our operations. In August and December 2019, we completed a bridge financing consisting of convertible notes and warrants in the total principal amount of $1,562,000. As of December 31, 2019, we had an accumulated deficit of approximately $12,428,000, cash and cash equivalents of $941,000 and negative working capital.

From 2014 to 2018, we issued convertible notes to our investors who were already existing shareholders. The convertible notes bear interest at a rate of 8% compounded annually and are due on December 31, 2020. As of December 31, 2019, the principal amount of convertible notes outstanding was $[ ]. Each of the holders of the convertible notes may convert the convertible notes held by them into Series A-1 Preferred Shares, par value NIS 0.01, at a price of $0.747 per share. If the conversion option is not exercised as of the end of the loan term, we are entitled to pay each holder the principal outstanding plus accrued interest. Upon the closing of a qualified investment (the issuance of $3,000,000 of preferred securities to a third party), the convertible notes will be automatically converted into securities of our company on the same terms and conditions as in such qualified investment. The conversion will be on the same terms and conditions and bearing the same rights, subject to a conversion price per share equal to the lowest price per share paid under the qualified investment, less an agreed upon percentage equal to 3% multiplied by the number of months from the grant date of issuance of the applicable convertible note.

In August and December 2019, we sold units consisting of convertible notes and warrants to purchase ordinary shares of our company to accredited investors in a private placement for total proceeds of $1,420,000. Each unit consisted of (i) a 5% senior secured convertible promissory note in the principal amount of $110,000 that matures one year after issuance, and (ii) a five-year warrant to purchase a number of our ordinary shares. The principal balance and unpaid accrued interest on these senior secured convertible promissory notes will automatically convert into our ordinary shares upon the closing of a qualified IPO (such as this offering) at a per share conversion price equal to the lesser of (i) 70% of the per share purchase price of shares or other units in the qualified IPO and (ii) the quotient obtained by dividing (x) $30,000,000 by (y) our fully diluted capitalization immediately prior to the qualified IPO.

Each investor was issued a warrant to purchase ordinary shares of the company at a per share exercise price equal to (a) if a qualified IPO has occurred on or before one calendar year after the issuance, 120% of the conversion price or (b) if a qualified IPO has not occurred on or before one calendar year after the issuance at a conversion price of $0.8475. The number of ordinary shares issuable upon exercise of each warrant if a qualified IPO has occurred on or before one calendar year after the issuance, will be determined by dividing $110,000 by the conversion price of the convertible notes. If a qualified IPO has not occurred on or before one calendar year after the issuance, the number of ordinary shares issuable upon exercise of each warrant will be determined by dividing ) $110,000 by $0.8475. The warrants contain an anti-dilution protection feature, to adjust the exercise price and number of warrant shares if ordinary shares are sold or issued for a consideration per share less than the exercise price then in effect.

We have incurred losses and experienced negative operating cash flows since our inception and anticipate that we will continue to incur losses for at least the next several years. We incurred net losses of approximately $1,279,000 and $828,000 for the years ended December 31, 2019 and 2018, respectively.

We believe following this offering, we will have sufficient funds to fund our current operating plans through at least the next 12 months.

Until such time, if ever, as we can generate revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaborations, license and development agreements. To the extent that we raise additional capital through future equity offerings or debt financings, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. There can be no assurance that such financings will be obtained on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may have to significantly delay, scale back or discontinue our research and development programs or future commercialization efforts. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties for one or more of our current or future drug candidates, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us. Our failure to raise capital as and when needed would have a material adverse effect on our financial condition and our ability to pursue our business strategy.

Cash Flows

The following table sets forth the major components of our statements of cash flows for the periods presented:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash used in operating activities	$(609,000)	$(635,000)
Net cash used in investing activities	-	-
Net cash provided by financing activities	1,510,000	488,000
Increase (decrease) in cash and cash equivalents and restricted cash	901,000	(147,000)
Cash and cash equivalents and restricted cash, at the beginning of year	46,000	193,000
Cash and cash equivalents and restricted cash, at the end of year	$947,000	$46,000

Net cash used in operating activities

For the years ended December 31, 2019 and 2018, net cash used in operating activities was $609,000 and $635,000, respectively. The decrease in net cash used in operating activities was mainly due to an increase in net loss of $451,000 and an increase in other current assets of $169,000 (out of which, $192,000 relates to deferred offering costs related to the IPO) which was offset by a decrease in other account payables of $205,000, an increase in accrued interest and amortization of a discount on convertible notes of $217,000, an increase in share-based compensation expense of $89,000 and an increase in convertible loan issuance costs of $47,000. The decrease in other account payables   was due to the decrease in utilization of subcontractors and consultants following completion of two clinical trials.

Net cash used in investing activities

For the years ended December 31, 2019 and 2018, the change in net cash used in investing activities was immaterial.

Net cash provided by financing activities

For the years ended December 31, 2019 and 2018, net cash provided by financing activities was $1,510,000 and $488,000, respectively. The increase in net cash provided by financing activities was mainly due to the proceeds received from the sale in August and December 2019 of units consisting of $1,562,000 of convertible notes and warrants to purchase ordinary shares of our company.

Contractual Obligations

As of December 31, 2019, we had the following contractual obligations, as defined in the rules and regulations of the SEC.

	Payments due by period
	Less than 1 year	Total
Other accounts payable	$166,000	$166,000
Convertible notes and August and December 2019 Convertible Notes	6,723,000	6,723,000
Total	$6,889,000	$6,889,000

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our reporting and functional currency is the U.S. dollar, but some portion of our operational expenses are in the New Israeli Shekel and Euro. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk. However, we believe that our existing funds, together with the net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements for the twelve months following this offering.

Critical Accounting Policies and Judgments and Estimates

Our statements are prepared in accordance with GAAP. Some of the accounting methods and policies used in preparing our financial statements under GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. See Note 2 to our financial statements for a description of our significant accounting policies.

Derivative warrant liability

During the year ended December 31, 2019, the Company issued warrants related to its August and December 2019 convertible notes. The warrants were classified as liabilities and measured at fair value on the issuance date and as of December 31, 2019 with changes in fair value recognized as finance expenses in the statements of comprehensive loss.

We determined the fair value of the Company's warrants using Black-Scholes model of which the most significant assumption was the underlying share price and volatility.

As there has been no public market for our ordinary shares to date, a third-party valuation was performed as of the issuance date of the warrants and as of December 31, 2019 to arrive at the ordinary share price. The Company's value was determined using the income approach which involved forecasting future cash flows and costs for each period under various scenarios.

The Company's ordinary share value was determined using the option pricing method which allocated the company’s value between ordinary, preferred shares and employee options based on a standard model for pricing options.

Expected volatility for the Company’s ordinary shares was calculated based on comparable public companies in the same industry.

The assumptions underlying the aforementioned valuations represent our board’s and management’s best estimates, which involve inherent uncertainties and the application of significant judgment. The fair value of the derivative warrant liability could be difference if factors or expected outcomes change and we use significantly different assumptions or estimates.

Following the closing of this offering, the underlying ordinary share value used in calculating the fair value of the derivative warrant liability will be determined based on the quoted market price of our ordinary shares.

Share Based Compensation

General and administrative expenses include share based compensation to the company’s Chief Executive Officer and Chief Operating Officer. Fair value of share based compensation was obtained using a the Black & Scholes option pricing model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The expected share option term is calculated for share options granted to employees, non-employees and directors using the “simplified” method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

Controls and Procedures

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting in future Annual Reports on Form 20-F. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

We may have internal controls that need improvement in areas such as:

●	staffing for financial, accounting and external reporting areas, including segregation of duties;

●	reconciliation of accounts;

●	proper recording of expenses and liabilities in the period to which they relate;

●	evidence of internal review and approval of accounting transactions;

●	documentation of processes, assumptions and conclusions underlying significant estimates; and

●	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financial reporting.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700.0 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these provisions that allow for reduced reporting and other burdens.

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation FD, which regulates selective disclosures of material information by issuers.

BUSINESS

Overview

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended release drug-delivery system prolongs the in vivo activity of APIs (active pharmaceutical ingredients), thus increasing the therapeutic window for patient treatment. Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the U.S. Food and Drug Administration (“FDA”). The 505(b)(2) new drug application (“NDA”) process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

In a small 15 patient Phase 2 proof-of-concept clinical study in hernia repair, PRF-110 provided substantial pain reduction for up to 72 hours post-operatively. A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local anesthetic, ropivacaine, alone. As indicated in the FDA approved drug description, ropivicaine provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and was non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe and well characterized local anesthetic and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA, mitigating many potential safety issues that are common in drug development.

The Opportunity

We believe that there is a great unmet need for effective, long-lasting, non-opiate treatments for post-operative pain. The current market in post-operative pain treatment is approximately $12 billion, which is expected to grow to over $45 billion by the end of 2026 (Persistence Market Research, 2018). These market projections are based on the current generation of post-operative pain products, which largely consist of systemically administered opiates. At present, most of the available analgesics are dosed every four to six hours, requiring nursing attention when in the hospital, or discharge of the patients with an excess of drugs to treat anticipated pain. This exposure to opiates is a significant risk factor leading to opiate abuse disorder (Hah, et al. Chronic Opioid Use After Surgery: Implications for Perioperative Management in the Face of the Opioid Epidemic. 2017). PRF-110 was created to prolong analgesia at the surgical site, thus facilitating early post-operative ambulation, speeding recovery and reducing time in hospital. In addition, it is anticipated that PRF-110 will reduce opiate exposure and thereby lessen the risk of opiate abuse disorder.

As reported by the Center for Disease Control and Prevention (“CDC”) in 2017, there are more than 48 million surgical procedures performed annually in the U.S. in both hospitals and in ambulatory surgery centers. We believe that many of these invasive and painful procedures should be eligible for treatment with extended release ropivacaine through our product, PRF-110. As reported in Pharmacotherapy, 2013, 99% of all surgeries are treated with opiates. The extended release nature of PRF-110 is intended to reduce pain for up to 72 hours from the time of surgery, thereby obviating/diminishing the need for additional pain medications. The only currently available extended release product (Exparel) was used in slightly more than 1 million surgeries in 2018. We believe that its comparatively high price of approximately $300 per dose has hampered wide spread acceptance to date.

We believe that PRF-110 will significantly extend post-operative analgesia, will be significantly cheaper to produce than the currently available extended release product and, unlike that product, will not require delicate handing. We plan to launch PRF-110 either by ourselves or with a strategic partner that is experienced in marketing products in surgical environments.

The Potential to Positively Impact the Opioid Epidemic

There is a societal imperative to reduce opioid use. While opioids are a valuable tool in the treatment of severe pain, especially post-surgical pain, their use is not without significant risk of abuse. Opiate-based analgesia is currently a mainstay of post-operative pain management: According to a medical study, 99% of all surgical patients receive opiates as part of their post-operative care.  It has been found that chronic opiate misuse and dependency can begin with as little as three days of post-operative treatment.  The current thinking in the field of pain management is that limiting opioid exposure in the post-operative period is likely to have a positive impact on future opiate misuse and dependency rates.  We have developed PRF-110 with this in mind.  However, until longitudinal studies to test this hypothesis are completed, we cannot state with certainty that the use of PRF-110 will have a material impact on the opiate epidemic.

The CDC reported that in 2017, more than 70,000 people died from drug overdose. Most of these deaths were in adults between the ages of 25 and 54 years old.(https://www.cdc.gov/opioids/strategy.html). The economic cost of prescription opioid-related overdose, abuse and dependence exceeds $78.5 billion annually with the majority of costs related to health care, substance abuse treatment, and lost productivity (Florence, et al. The Economic Burden of Prescription Opioid Overdose, Abuse, and Dependence in the United States, 2013. Med Care. October 2016.). Initially, PRF-110 will be used to address only a small percentage of the surgical procedures requiring post-operative analgesia.

Post-operative patients heal faster and with few complications when their pain is reduced, which results in faster ambulation and reduced need for opiate analgesia. PRF-110 is intended meet the goal of extended surgical site anesthesia with a reduced need for opiate treatment.

Our Vision

We believe that patients deserve safe, effective, lasting treatments that are cost effective. PRF-110 is an embodiment of this philosophy. Our studies to date have shown that a single application of PRF-110, either instilled directly into a surgical wound, or injected, provides safe, extended analgesia/anesthesia without the potential complications of opiates or nonsteroidal anti-inflammatory drugs. Moreover, PRF-110 has comparatively modest production costs compared the currently available extended release product. With a largely unmet need in the post-operative pain market, we believe that there is a great market opportunity for such a product.

The 505(b)(2) NDA pathway provides the fastest, most efficient way to deliver proven, safe and well-studied APIs in a novel, proprietary form to provide extended release to address unmet medical needs. Utilizing this pathway, PRF-110 is a Phase 3-ready drug, with an approved IND (investigational new drug) application, in which we have paired our patented, proprietary extended release drug-delivery system with the well-characterized, safe and approved local anesthetic ropivacaine, to treat post-surgical pain. We believe that PRF-110 embodies our vision of drug development:

●	addressing unmet medical needs;

●	de-risked drug development by using long-established APIs and our patented, proprietary extended release drug-delivery system;

●	reduced development costs;

●	rapid preclinical and clinical testing;

●	well understood paths to approval: and

●	the potential to disrupt current practices.

Advantages of PRF-110

PRF-110 is a viscous clear oil-based solution that is instilled (deposited) directly into the surgical wound to provide localized and extended post-operative analgesia. Its physical characteristics and composition are key to its safety, efficacy and ease of use:

●	PRF-110 is highly viscous and thus stays in place when placed into a surgical wound bed.

●	PRF-110 remains within the surgical site when the skin is closed, without being toxic or proinflammatory.

●	PRF-110 is easy to administer and its use is consistent with current surgical practice.

●	PRF-110 is highly uniform and resistant to degradation in the wound, resulting is sustained,/extended release of the analgesic.

●	Ropivacaine, the active drug used in PRF-110, is a safe and well-characterized local anesthetic.

●	The components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA.

A hernia repair phase 2 clinical study was conducted in 15 hernia patients at the Sourasky Medical Center, the Galilee Medical Center and the Assaf Harofeh Medical Center, all located in Israel. The primary objective of the study was to evaluate the safety and tolerability of PRF 110 following hernia repair surgery performed by abdominal incision. The secondary objective was to evaluate pain intensity and the use of rescue pain medications following hernia surgery and application of PRF 110 at the incision site. While this study was not powered to determine statistical significance, a comparison of these results to placebo historical data evidenced lower average pain scores for up to 72 hours in comparison to the use of ropivacaine alone. which provided pain relief for only 2 to 6 hours. PRF-110 was well tolerated and demonstrated an excellent safety profile. The participating surgeons found the application of the product to be easy and compliant with standard surgical techniques. Prior to undertaking the Phase 2 study, PRF-110 was rigorously tested, at the request of the FDA, in preclinical models of wound healing in which it was shown to have no effect on the strength of the healed skin, no effect on bones and no effect on the integrity of sutures of surgical mesh. Based on the results of this study plus our Phase 1 safety data, the FDA granted our company an IND to conduct Phase 3 trials in both hernia repair and bunionectomy. If PRF-110 approval for hernia repair and bunionectomy is obtained, we expect that these indications will be the focus of our initial commercialization efforts.

Finally, PRF-110 is made with a very efficient, scalable manufacturing process which contributes to a cost of goods that we anticipate will be extremely competitive. We believe this will facilitate a future sales strategy to be both flexible and profitable.

In contrast to the oil-based PRF-110, the only currently marketed non-opiate extended relief post-surgical topical product, is a liposomal formulation containing bupivacaine. Liposomes require special handling, are fragile, and the product is a water-based suspension of liposomes. Mishandling of drug-filled liposomes is known to result in the release of the free drug into the water, and thus reduce efficacy over time. Moreover, the physical characteristic of this product requires multiple injections which is a burdensome task to the surgeon. In comparison, PRF-110 is simply applied into the wound, prior to suturing.

Our Strategy

We operate as a virtual company which has allowed for considerable cost savings in personnel and physical plant expenses, while expediting the decision-making process. Our three experienced employees are empowered to make decisions about critical issues in drug development, which are then carried out on a fee-for-service basis. We do not own or operate our own laboratory, rather the work is outsourced. We benefit by paying only for the work done and not having a constant overhead. This process has allowed us to optimize the development of PRF-110.

Moving forward, our first priority is to continue the drive toward commercialization of PRF-110.  Upon completion of this offering, we plan to expeditiously begin our Phase 3 clinical trials as we move toward an NDA and PRF-110 approval.  We believe that we are well positioned to accomplish this:

●	We have amassed an extensive safety toxicology portfolio for PRF-110, demonstrating its tolerability and safety in both healthy controls and in surgical patients.

●	Based on the extensive safety studies and the positive Phase 2 results, the FDA has granted our company an IND for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain.

●	Unlike many drug trials that take months to years to complete and which are complex and whose endpoints are difficult to interpret, the planned trials are expected to last for a brief number of days with a one-month follow-up, with primary endpoints based on measurement on the familiar scale of 1 (no pain) to 10 (worst imaginable pain).

●	Upon completion of the Phase 3 studies, if successful, we plan to apply for a New Drug Approval for the management of post-operative pain.

●	If and when approved for commercial sale, we intend to capitalize on the opportunity and carry out post-approval trials in a number of additional surgical indications, including breast augmentation/reduction, bariatric procedures, hysterectomy, cholecystectomy as well as orthopedic procedures including joint replacements and open fracture repair. We intend to capitalize on these opportunities to become the leader in opiate-free, long-acting local and regional analgesia.

Following the establishment of PRF-110 in the post-operative pain market, we plan to build on our platform technology to broaden our product base. Our extended release drug-delivery system is a unique non-aqueous, viscous formulation that can be used for the delivery of many drugs that are currently difficult to administer for long-term, continuous dosing without an iv access, including antibiotics and chemotherapeutics. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release.

In addition, if successful, we plan to expand by developing, acquiring or in-licensing products or technologies that we believe will be a strategic fit with our focus on the surgical and hospital marketplace. Once approved, we plan to launch PRF-110 either by ourselves or with a strategic partner that is experienced in marketing products in surgical environments. The environments include:

●	Hospitals;

●	Free-standing surgical centers; and

●	Surgical offices.

Our Commitment to Research and Innovation

Our commitment to research and innovation is best witnessed by the fact that we developed both our proprietary platform technology and PRF-110 “in-house,” without in-licensing. We believe we have the leadership onboard and intend to recruit additional personnel to continue in this tradition, as we continue to build our product line of extended release products, both in pain and in other indications having unmet or underserved needs.

Manufacturing

We currently contract with third parties for the manufacture of our product candidates for certain preclinical trials and clinical trial materials, including raw materials and consumables necessary for their manufacture, consistent with applicable cGMP requirements. We intend to continue to contract for these materials in the future, including commercial manufacture, if our product candidates receive marketing approval. We do not own or operate cGMP manufacturing facilities, nor do we currently plan to build our own cGMP manufacturing capabilities for the production of our product candidates for clinical or commercial use. Although we rely upon contract manufacturers for the manufacture of our product candidates for IND-enabling trials and clinical trials, we have personnel with extensive manufacturing experience who oversee our contract manufacturers. In the future, we may also rely upon collaboration partners, in addition to contract manufacturers, for the manufacture of our product candidates or any products for which we obtain marketing approval.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our extended release drug-delivery system.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable patents and other proprietary rights of third parties.

A third party may hold intellectual property, including patent rights, which are important or necessary to the development or commercialization of our future product candidates. If it becomes necessary for us to use patented or proprietary technology of third parties to develop or commercialize our product candidates, we may need to seek a license from such third parties. Our business could be harmed, possibly materially, if we are unable to obtain such a license on terms that are commercially reasonable, or at all.

We may seek to expand our intellectual property estate by filing patent applications directed to dosage forms, methods of treatment, indications, formulations and additional compounds and their derivatives. Specifically, we have sought and will continue to seek patent protection in the U.S. and internationally for PRF-110 and our proprietary extended release drug-delivery system. The chemical structure of ropivacaine, the API contained in PRF-110 is in the public domain. Accordingly, we do not own or license any composition of matter patents claiming the ropivacaine compound and will not in the future own or license any composition of matter patents claiming the chemical structure of ropivacaine as described in the public domain.

The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we do not know whether PRF-110 or any future product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

Because patent applications in the U.S. and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, or USPTO, to determine priority of invention or in post-grant challenge proceedings at the USPTO or at a foreign patent office, such as inter partes review and post grant review proceedings at the USPTO and opposition proceedings at the European Patent Office, that challenge priority of invention or other features of patentability. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Patent portfolio

Our patent portfolio is currently based on formulation patents and methods of use patents for PRF-110 and a second set of patents that cover the formulation, manufacturing and composition of a lipid-based, nonaqueous drug delivery system. As of December 31, 2019, our patent portfolio includes fourteen (14) issued patents, of which three (3) are U.S. patents and eleven (11) are foreign patents in Australia, China, Israel, Japan, and the Russian Federation. In addition, we have five (5) foreign patent applications that are pending in India, the EU, and Canada.

The priority date of the applications was May 2013. In general, most patents have a 20 year life-time, however certain extensions may be applied to drugs under development pursuant to The Hatch-Waxman Act. As such, the earliest expiry date would be 2033, which under certain conditions could possibly be extended to 2040 or beyond.

Intellectual property protection

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the U.S., the Hatch-Waxman Act permits a patent holder to apply for patent term extension of a patent that covers an FDA-approved drug, which, if granted, can extend the patent term of such patent to compensate for part of the patent term lost during the FDA regulatory review process. This extension can be for up to five years beyond the original expiration date of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended.

Similar provisions are available in Europe and other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. While we intend to seek patent term extensions to any of our patents in any jurisdiction where such extensions are available, there is no guarantee that the applicable authorities, including the FDA and the USPTO in the U.S., will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to our reliance on patent protection for our product candidates and research programs, we also rely on trade secrets and confidentiality agreements to protect our technology, know-how and other aspects our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Competition

The pharmaceutical industry is extremely competitive. PRF-110, if approved, will compete in a highly competitive market. Our competitors in this market may succeed in developing products that could render PRF-110 and future product candidates obsolete or non-competitive. Many of our potential competitors have significantly more financial, technical and other resources than we do, which may give them a competitive advantage. In addition, they may have substantially more experience in effecting strategic combinations, in-licensing technology, developing drugs, obtaining regulatory approvals and manufacturing and marketing products. We cannot give any assurances that we can compete effectively with these other biotechnology and pharmaceutical companies.

If we are able to successfully develop PRF-110 for postoperative pain management, we will compete with EXPAREL® (bupivacaine liposome injectable suspension, marketed by Pacira Pharmaceuticals, Inc.) MARCAINE (bupivacaine, marketed by Hospira, Inc.) and generic forms of bupivacaine; NAROPIN (ropivacaine, marketed by Fresenius Kabi USA, LLC) and generic forms of ropivacaine; and potentially other products in development such as HTX011 (a bupivacaine formulation of Heron Therapeutics Inc., which also contains a synthetic polymer and a small amount of a nonsteroidal anti-inflammatory drug, meloxicam). Additional competitive development programs include:

●	Posimir by Durect (DRRX). This product failed in a Phase III clinical trial based on safety problems. Prior to this failure, Durect was acquired by Sandoz in a structured deal totaling more than US$240MM (PR Newswire). An FDA advisory committee has recently issued an evenly split decision on Durect’s extended-release formulation of bupivacaine due to both safety and efficacy issues.

●	Innocoll has developed a surgically implantable and bioresorbable bupivacaine-collagen matrix but was sent a Refusal letter by the FDA requiring that it be submitted as a Drug/Device combination. Innocoll was later acquired by Gurnet Point Capital for $209M in July 2017.

●	CA-008 from Concentric Analgesics is a water-soluble, non-opioid prodrug (a biologically inactive compound which can be metabolized in the body to produce a drug) that is rapidly converted to capsaicin in the body when it is injected into the surgical site post-operatively. They have recently completed a Phase II clinical trial.

●	TLC590, from the Taiwan Liposome Company, is a liposomal formulation of ropivacaine that has recently completed Phase I/II trials in patients following hernia surgery.

●	LIQ865 is an injectable conjugate of ropivacaine and a PGLA co-polymer, developed by Liquida Technologies. This product is administered subcutaneously at the operative site following closure. A Phase Ia clinical trial has been completed in Denmark and a Phase 1b clinical trial has been completed in the U.S. It has been reported that a Phase 2 trial was initiated in early 2019.

Government Regulation

Government regulation and product approvals

Government authorities in the U.S., at the federal, state and local level, and in other countries and jurisdictions, including the EU, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of drug products. The processes for obtaining marketing approvals in the U.S. and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and approval of drugs in the U.S.

In the U.S., the FDA approves drug products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The failure to comply with applicable requirements under the FDCA and other applicable laws at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the U.S. must typically undertake the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

●	submission to the FDA of an IND, which must take effect before human clinical trials begin;

●	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each proposed indication;

●	preparation and submission to the FDA of an NDA requesting marketing for one or more proposed indications;

●	review by an FDA advisory committee, where appropriate or if applicable;

●	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

●	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

●	payment of user fees and securing FDA approval of the NDA; and

●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product candidate or disease. A clinical hold may occur at any time during the life of an IND and may affect one or more specific trials or all trials conducted under the IND.

Preclinical studies

Before an applicant begins clinical testing in humans of a compound with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess the potential safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

The IND and IRB processes

An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of any new drug that is not the subject of an approved NDA. In support of a request for an IND, a sponsor must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

We have been granted an IND to conduct Phase 3 trials for PRF-110.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval. Specifically, FDA has promulgated regulations governing the acceptance of foreign clinical trials not conducted under an IND, establishing that such studies will be accepted as support for an IND or application for marketing approval if the study was conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an on-site inspection if FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies. If a marketing application is based solely on foreign clinical data, the FDA requires that the foreign data be applicable to the U.S. population and U.S. medical practice; the studies must have been performed by clinical investigators of recognized competence; and the FDA must be able to validate the data through an on-site inspection or other appropriate means, if the FDA deems such an inspection to be necessary.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board (“DSMB”) or data safety monitoring committee. The DSMB provides clinical subject safety oversight on a regular ongoing basis while the trial is in progress. Based on their reviews, the DSMB provides authorization for whether or not a trial may move forward at designated check points based on safety data available from the study that is available only to the DSMB. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk.

Other reasons for suspension or termination may be made by us for reasons other than safety including, but not limited to, evolving business objectives and/or competitive climate.

 Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Human clinical trials in support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in the following sequential phases, which may overlap or be combined:

Phase 1:	The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

Phase 2:	The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3:	The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Phase 4:	Post-approval studies, which are conducted following initial approval, are typically conducted to gain additional experience and data from treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events (“SAEs”) occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Concurrent with clinical trials, companies generally finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from several alternative sources, including investigator-initiated trials that are not sponsored by the company. Under federal law, the submission of most NDAs is additionally subject to an application user fee, which for federal fiscal year 2019 is $2,588,478. The sponsor of an approved NDA is also subject to annual program fees, which for fiscal year 2019 are $309,915 per eligible product.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the filing date, and most applications for “priority review” products are meant to be reviewed within six months of the filing date. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (such as APIs), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

505(b)(2) NDAs

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant, and for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional bridging studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Section 505(b)(2) applications are subject to any non-patent exclusivity period applicable to the referenced product, which may delay approval of the 505(b)(2) application even if FDA has completed its substantive review and determined the drug should be approved. In addition, 505(b)(2) applications must include patent certifications to any patents listed in the Orange Book as covering the referenced product. If the 505(b)(2) applicant seeks to obtain approval before the expiration of an applicable listed patent, the 505(b)(2) applicant must provide notice to the patent owner and NDA holder of the referenced product. If the patent owner or NDA holder brings a patent infringement lawsuit within 45 days of such notice, the 505(b)(2) application cannot be approved for 30 months or until the 505(b)(2) applicant prevails, whichever is sooner. If the 505(b)(2) applicant loses the patent infringement suit, FDA may not approve the 505(b)(2) application until the patent expires, plus any period of pediatric exclusivity.

We intend to follow the 505(b)(2) approval pathway permitted under the FDCA to maximize the commercial opportunities for these product candidates.

The FDA’s decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, including total or partial suspension of production, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical trials;

●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

●	product seizure or detention, or refusal to permit the import or export of products; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription drug products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription drug product samples and impose requirements to ensure accountability in distribution.

Regulations Outside the U.S.

Regulations and procedures governing approval of drug products in the EU

In order to market any product outside of the U.S., a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of drug products in the EU generally follows the same lines as in the U.S. and involves satisfactorily completing preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication, as well as the submission to the relevant competent authorities of a marketing authorization application, or MAA, and actual granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval. Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on Good Clinical Practice, a system for the approval of clinical trials in the EU has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of an EU member state in which the clinical trial is to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by an investigational drug product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.

In April 2014, the EU adopted a new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the EU, the new EU clinical trials legislation was passed as a regulation that is directly applicable in all EU member states without the need for implementation into the member states’ national laws. All clinical trials performed in the EU are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable. According to the current plans of the European Medicines Agency, or EMA, the new Clinical Trials Regulation will become applicable in 2020. The Clinical Trials Directive 2001/20/EC will, however, still apply three years from the date of entry into application of the Clinical Trials Regulation to (i) clinical trials applications submitted before the entry into application and (ii) clinical trials applications submitted within one year after the entry into application if the sponsor opts for old system.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trial in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the EU portal; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states; a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned; strictly defined deadlines for the assessment of clinical trial applications; and the involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Clinical Trials Regulation.

Marketing Authorization. To obtain a marketing authorization for a product under EU regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU member states (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. In the case of pediatric patients, Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU member states. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan drug products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a drug product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Regulatory data protection in the EU. In the EU, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic drug product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of authorization and renewals. A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Regulatory requirements after a marketing authorization has been obtained. In the event an authorization for a drug in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of drug products. These include:

●	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed, has to be ensured.

●	The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity.

●	The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU member state laws.

Coverage and reimbursement

Sales of PRF-110 and any future candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any drug candidates that we develop will be made on a payor-by-payor basis. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of our drug candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

Outside the U.S., ensuring adequate coverage and payment for our product candidates will face challenges. Pricing of pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the EU, pricing and reimbursement schemes vary widely from member state to member state. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. EU member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Other Healthcare Laws

Because of our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors, we will also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business, including our clinical research, proposed sales, marketing and educational programs. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, or both.

The U.S. laws that may affect our ability to operate, among others, include: the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; certain state laws governing the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our drug candidates.

Manufacturing and Clinical Supplies

We do not own or operate manufacturing facilities for the production of commercial or clinical quantities of PRF-110. We rely on a small number of third-party manufacturers to produce our compounds and expect to continue to do so to meet the preclinical and clinical requirements of our product candidates and for all of our commercial needs. We currently have long-term commercial supply agreements with certain third-party manufacturers. Our manufacturing and processing agreements require that all third-party contract manufacturers and processors produce active pharmaceutical ingredients and finished products in accordance with the FDA’s current Good Manufacturing Practices (“cGMP”) and all other applicable laws and regulations.

Some of the critical materials and components used in manufacturing PRF-110 are sourced from single suppliers. An interruption in the supply of a key material could significantly delay our research and development process or increase our expenses for commercialization or development of products. Specialized materials must often be manufactured for the first time for use in drug delivery technologies, or materials may be used in the technologies in a manner that is different from their customary commercial uses. The quality of materials can be critical to the performance of a drug delivery technology, so a reliable source that provides a consistent supply of materials is important. Materials or components needed for our drug delivery technologies may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required or if the materials traditionally have not been used in pharmaceutical products.

Legal proceedings

We are not currently subject to any legal proceedings.

Facilities

We have facilities in Herzliya, Israel and Westchester, New York. Our Herzliya facilities consist of office space that is being provided without cost by Medica Venture Partners, the general partner of our principal shareholder. Our Westchester office consists of approximately 250 square feet that has been made available to us without cost by our President and Chief Medical Officer, David Weinstein. We expect to lease additional space upon conclusion of this offering.

Employees

As of December 31, 2019, we had three (3) part-time personnel engaged in research and development. Not included are our Executive Chairman, Ehud Geller, and his administrative assistant, whose services are presently provided without cost. We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including drug product manufacture and quality assurance.  We plan to contract with a contract research organization that is knowledgeable and experienced in developing drugs for post-operative pain.

MANAGEMENT

Senior Management

Our day-to-day management is carried out through our executive officers, who are engaged by us through employment and consultancy agreements.

The following table sets forth certain information relating to our executive officers, including their ages as of the date of this prospectus.

Name	Age	Position
Prof. Eli Hazum	72	Acting Chief Executive Officer and Chief Technology Officer

Dr. David E. Weinstein	62	President and Chief Medical Officer

Dr. Ehud Geller	73	Acting Chief Financial Officer

Dr. Sigal Aviel	56	Chief Operating Officer

A brief biography of each person who serves as an executive officer of our Company is set forth below:

Prof. Eli Hazum has been the acting Chief Executive Officer since 2012, our Chief Technology Officer since April 2018 and a director of our company since December 2019. From 2011 to November 2019, he served as our chief executive officer.  He has been a partner and CSO of Medica Venture Partners since 1995. Prior to joining Medica, Prof. Hazum spent five years at Glaxo Inc. as Head of the Department of Receptor Research and Metabolic Diseases and as a member of the Corporate Committee for New Technology Identification in osteoporosis, worldwide. Mr. Hazum received his Ph.D. degree in the field of hormone biochemistry from the Weizmann Institute of Science, BSc and MSc degrees in Chemistry from Tel Aviv University and an executive MBA degree from Humberside University in the UK. Mr. Hazum will devote 60% of his time to the company upon completion of this offering.

Dr. David E. Weinstein has served as our President and Chief Medical Officer since March [ ], 2020. Dr. Weinstein served as a consultant to our company since May 2019. Since October 2018, he has served as CEO of AndroBiosciences, LLC, a men’s health company focused on orphan indications, and since July 2015, he has served as CEO of RiverTown Therapeutics, Inc., a regenerative medicine company. He is also the President and CEO of David Weinstein Consulting, Inc. Dr. Weinstein served as Chief Scientific and Chief Medical Officer to InteKrin Therapeutics. Inc. from 2011 until May 2015, when it was acquired by Coherus BioSciences Inc. (NASDAQ:CHRS) for whom he consulted from 2013 to 2016.  He was the founder of and served as Chief Science Officer of GliaMed, Inc. from September 2001 to July 2011 and as Chief Executive Officer from 2002 and 2009. Dr. Weinstein holds an MD degree and MS and PhD degrees in neuroscience from New York University. Dr. Weinstein will devote his full time efforts to PainReform upon completion of this offering.

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008 and our Acting Chief Financial Officer since January 2020. Since 1995, he has been the General Partner of Medica Venture Partners.  Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners.  Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

Dr. Sigal Aviel has served as our Chief Operating Officer since 2014. Dr. Aviel  held the position of Chief R&D Officer at MediWound Ltd. (NASDAQ:MDWD), a company specializing in deep burns and chronic wound care, between 2013 and 2014. Previously, between 2011 and 2013, she served as a vice president of clinical and regulatory affairs at Biokine Therapeutics Ltd. focusing on cancer therapy. Between 2005 and October 2010, she directed both platform and project development at Protalix Biotherapeutics Ltd. (NYSE American: PLX). Dr. Aviel holds a PhD degree in Immunology and Microbiology from Duke University Medical School as well as an executive MBA degree from the Kellogg School of Business and a BSc degree in Biology from Tel Aviv University.  Dr. Aviel will devote 50% of her time to the company upon completion of this offering.

Compensation of Senior Management

The aggregate compensation paid by us to our executive officers for the year ended December 31, 2019 and 2018, was approximately $316,000 and $257,000, respectively, including share-based compensation expenses which were $28,000 and less than $1,000, respectively. This amount does not include business travel, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Board Composition; Powers, Duties and Responsibilities

The following table sets forth certain information relating to our directors, including their ages as of the date of this prospectus.

Name	Age	Position
Dr. Ehud Geller	73	Executive Chairman

Efi Cohen-Arazi	65	Director

Prof. Eli Hazum	72	Director

Assif Stoffman	47	Director

Mr. Efi Cohen-Arazi, Mr. Assif Stoffman and Prof. Eli Hazum serve on our Audit and Compensation Committees. Eli Hazum will be replaced by an independent director upon the conclusion of the offering.

Except for the external directors, each director is elected for an annual term that ends at each annual general meeting of our shareholders. See “External Directors” below.

A brief biography of each director of our company who is not an executive officer is set forth below:

Efi Cohen-Arazi was the Co-Founder & CEO of Rainbow Medical, Israel’s leading medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen Arazi served as the CEO and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen Arazi served as a board director for numerous biotech/medtech companies since 2005. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi graduated summa cum laude with a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

Assif Stoffman has served as a director of the company since January 2020. Since January 2020, Mr. Stoffman is co-managing XT Hi-Tech, the venture capital arm of the global shipping & industrial group XT Holdings. Between 2012 and June 2018, Mr. Stoffman was the co-founder and CEO of MValve Technologies Ltd, pioneering a revolutionary concept in treating mitral valve disease. Prior to MValve, between 2009 and 2012 Mr. Stoffman served as Executive Vice President of XT Hi-Tech, in charge of software and healthcare investments. Mr. Stoffman was the founding investor and executive chairman of Checkmarx (acquired by Insight Venture Partners), and served on the board of directors of JetPrep (acquired by Cantel Medical; NYSE: CMD), CmyCasa (acquired by Adobe; NASDAQ: ADBE) and Activiews (acquired by Stryker; NYSE:SYK). Between 2004 and 2008 Mr. Stoffman was the CEO of Naiot Venture Accelerator, a leading healthcare and software accelerator, where he was leading the foundation of numerous start-up companies. Mr. Stoffman holds an LL.M. (negotiations and dispute resolution) degree from Bar-Ilan University and LL.B. and BA (Business Administration) degrees from the Interdisciplinary Center, Herzliya.

Foreign Private Issuer

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the Nasdaq Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor. This is the case even if our shares are not listed on a stock exchange in Israel. These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the Nasdaq Capital Market, or the Nasdaq Marketplace Rules, and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer).

As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq Capital Market corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to the “foreign private issuer exemption”:

●	our articles contain a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 25% of our voting rights and if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be any number of shareholders, instead of 25% of our voting rights;

●	our equity incentive plan is in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval prior to an issuance of securities in connection with equity based compensation of officers, directors, employees or consultants;

●	with the exception of directors elected by our board of directors and external directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Marketplace Rules;

●	as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq Marketplace Rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request; and

●	we will follow Israeli corporate governance practice instead of the requirements provided in the Nasdaq Marketplace Rules to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company).

Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other the Nasdaq Capital Market corporate governance rules. Following the closing of this offering, we also intend to comply with Israeli corporate governance requirements under the Companies Law applicable to public companies. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq Marketplace Rules.

Board Practices

Our amended and restated articles of association provide that we may have between and directors, including directors who serve as external directors under the Companies Law. At the closing of this offering, our board of directors will consist of [___] directors. Other than our external directors, our directors are elected by an ordinary resolution at the annual and/or special general meeting of our shareholders. Each director who is not an external director will hold office until the next annual general meeting of our shareholders, unless they are removed by a majority of the shares voted at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors up for election or re-election, subject to the special approval requirements for external directors.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in our amended and restated articles of association. If the number of serving directors is lower than such minimum number, then our board of directors may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to our amended and restated articles of association, or in order to call a general meeting of our shareholders for the purpose of electing directors to fill any of our vacancies. In addition, the directors may appoint, immediately or of a future date, additional director(s) to serve until the subsequent annual general meeting of our shareholders, provided that the total number of directors in office shall not exceed directors.

Pursuant to the Companies Law and our amended and restated articles of association, a resolution proposed at any meeting of our board of directors at which a quorum is present is adopted if approved by a vote of a majority of the directors present and voting. A quorum of the board of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting.

Under the Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by the holders of a majority of the shares of the company represented and voted at the meeting in person or by proxy or written ballot and for a term not exceeding three (3) years from the date of the shareholder’s meeting, provided that:

●	at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the proposal does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, except as a director or chairman of a controlled company.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least [        ] director with the requisite financial and accounting expertise. The board of directors has determined that  [     ] have the requisite financial and accounting expertise.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Capital Market, are required to appoint at least two external directors. While the Companies Law carves out certain exemptions, we cannot avail ourselves of these exemptions at this time.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of the following, or an affiliated entity: (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer (referred to in the Companies Law as a general manager), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any affiliated entity, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including by way of (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director, and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a Related or Competing Shareholder, as defined below, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related or Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described above;

●	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Marketplace Rules, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above).

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election, after receiving the board of directors arguments for such removal, or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Committees of the Board of Directors

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors.

Nasdaq Capital Market requirements

Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee will consist of three (3) persons. [ ] will serve as chairman of the committee. All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Capital Market corporate governance rules and are independent directors under such rules. Our board of directors has determined that [ ] is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Marketplace Rules. Our board of directors currently has a majority of independent directors, which is the requirement pursuant to the Companies Law. Upon the conclusion of this Offering. Eli Hazum will be replaced as a member of our audit committee with an independent directors so that each member of our audit committee will independent as such term is defined in Rule 10A-3 under the Exchange Act, and each member of our audit committee will satisfy the additional requirements applicable under the Nasdaq Marketplace Rules to members of audit committees.

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. Under the Companies Law, the audit committee may not include the chairman of the board of directors, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director most of whose livelihood depends on a controlling shareholder.

In addition, as explained above, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel); and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years, provided that, for this purpose, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

The Companies Law further requires that generally, any person who does not qualify to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting on a specific subject; provided, however, that an employee of the company who is not the controlling shareholder or a relative of a controlling shareholder may attend the discussions of the committee, provided that any resolutions approved at such meeting are voted on without his or her presence. A company’s legal advisor and company secretary who are not the controlling shareholder or a relative of a controlling shareholder may attend the meeting and voting sessions, if required by the committee.

The quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee is a majority of the members of the audit committee, provided such majority is comprised of a majority of independent directors, at least one of whom is an external director.

Approval of transactions with related parties

Under the Companies Law, the approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Management—Fiduciary duties and approval of specified related party transactions under Israeli law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Marketplace Rules, which include, among others:

●	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

●	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

●	overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies or irregularities in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining the approval process for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “— Approval of Related Party Transactions under Israeli Law”);

●	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee and Compensation Policy

Upon completion of this offering, we intend to establish a compensation committee. The members of this committee will be Mr. Efi Cohen-Arazi, Mr. Assif Stoffman and an additional member. Mr. [                  ] will serve as chairperson of the committee.

Israeli Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The duties of the compensation committee include the recommendation to our board of directors of a policy regarding the terms of engagement of office holders (as defined in the Companies Law), to which we refer as a compensation policy. The term “office holder” is defined under the Companies Law as a chief executive officer (referred to in the Companies Law as the general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. That policy must be adopted by our board of directors, after considering the recommendations of the compensation committee, and will need to be approved by our shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the ordinary shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

Even if our shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy if and to the extent the compensation committee and the board determine, in its judgment following internal discussions and after reconsidering the compensation policy, that approval of the compensation policy is in the best interests of the company.

Pursuant to regulations promulgated under the Companies Law, if a company adopts a compensation policy in advance of its initial public offering and describes it in its prospectus, then the compensation policy shall be deemed a validly adopted policy and will remain in effect for a term of five years from the date the company becomes a public company. Our compensation policy will be approved by our shareholders prior to the effectiveness of the registration statement of which this prospectus forms a part and, in accordance with the regulations promulgated under the Companies Law, will be in effect for a period of five years from the effectiveness of the registration statement of which this prospectus forms a part. The compensation policy will be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s long-term objectives, business plan and policies, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the company’s personnel, including those employed through outsourcing firms;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors;

●	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation while referring to an appropriate long-term perspective based incentives; and

●	maximum limits for retirement payments.

Our compensation policy, which will become effective upon closing of this offering, is designed to promote retention and motivation of directors and executive officers. Additionally, our compensation policy is designed to align the interests of our directors and executive officers with our long-term performance and will serve as a risk management tool. Under our compensation policy, a portion of an executive officer’s compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. Our compensation policy also includes measures designed to reduce an executive officer’s incentives to take excessive risks that may harm us in the long term. Such measures include limits on the value of cash bonuses and equity-based compensation for executive officers, limits on the ratio between an executive officer’s variable and total compensation, and minimum vesting periods for equity-based compensation.

Our compensation policy takes into account an executive officer’s individual characteristics, such as his or her respective position, educational background, scope of responsibilities and contributions to the attainment of our goals, as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees.

Pursuant to our compensation policy, compensation that may be granted to an executive officer may include base salary, an annual bonus, other cash bonuses (such as a signing bonus or special bonus for special achievements, such as an outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement compensation and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers (excluding our chief executive officer) will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and is subject to minimum thresholds. The annual cash bonus that may be granted to executive officers (excluding our chief executive officer) may be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by our compensation committee and, if required by law, by our board of directors.

The performance-measurable objectives of our chief executive officer will be determined annually by our compensation committee and board of directors. Such objectives will include the weight assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

Under our compensation policy, equity-based compensation for executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining such person’s annual cash bonus; namely, to enhance the alignment between such person’s interests with the company’s long-term interests and those of our shareholders and to strengthen the retention and motivation of such persons in the medium to long term.

Our compensation policy provides for executive officer’s compensation to be in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and will be individually determined and awarded based on the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions that allow the company, under certain conditions, to recover bonuses paid in excess. Moreover, the compensation policy enables our chief executive officer to approve immaterial changes to the terms of an executive officer’s employment (provided that the changes of the terms of employment are in accordance our compensation policy) and allows the company to exculpate, indemnify and insure our executive officers and directors subject to certain limitations.

Our compensation policy also provides for compensation for the members of our board of directors to be determined either (i) in accordance with the amounts set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Compensation Committee Roles

The compensation committee is responsible for (i) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (ii) undertaking duties related to the compensation policy and to the compensation of our office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than five years from the company’s initial public offering, or otherwise three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur five years from the company’s initial public offering, or otherwise every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether to approve the terms of compensation of certain office holders which, according to the Companies Law, require the committee’s approval; and

●	determining whether the compensation terms of a candidate for the position of the chief executive officer of the company needs to be brought to approval of the shareholders according to the Companies Law.

Our compensation committee charter, to be effective upon closing of this offering, sets forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

In addition, our compensation committee is responsible for:

●	overseeing our corporate governance functions on behalf of the board;

●	making recommendations to the board regarding corporate governance issues;

●	identifying and evaluating candidates to serve as our directors consistent with the criteria approved by the board;

●	reviewing and evaluating the performance of the board;

●	serving as a focal point for communication between director candidates, non-committee directors and our management; selecting or recommending to the board for selection candidates to the board; and

●	making other recommendations to the board regarding affairs relating to our directors.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, (iii) any person who serves as an office holder of the company or (iv) a member of the company’s independent accounting firm, or anyone on his or her behalf. As of the date of this prospectus, we have not yet appointed our internal auditor.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version), 5728-1968. The duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among others, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among others, the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal benefit for himself or herself or for others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above that would otherwise constitute a breach of the duty of loyalty of an office holder, provided, that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, including any related material information or document, a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the methods of obtaining such approval.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to make such disclosure if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

Under the Companies Law, once an office holder has complied with the above disclosure requirements, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty, however, a company may not approve a transaction or action that is not performed by the office holder in good faith or is not in the company’s interest.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or a transaction with a third party in which the office holder has a personal interest (an action of an office holder that would otherwise be deemed a breach of duty of loyalty), which is not an extraordinary transaction as defined under the Companies Law, requires approval of the board of directors. Our amended and restated articles of association do not provide otherwise.

Under the Companies Law, an extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of exceptions), then such arrangement is subject to a Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director or the chief executive officer of the company, require the approval of the compensation committee, board of directors and, subject to certain exceptions, shareholders by an ordinary majority, in that order, and in the case of the chief executive officer or under certain circumstances, a Special Approval for Compensation.

An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company.

Under the Companies Law, the definition of a “personal interest” includes the personal interest of a person in an action or a transaction of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person and/or such person’s relative is a director or chief executive officer, a 5% or more shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the chief executive officer, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave the proxy to another person to vote on his or her behalf, regardless of whether the proxy holder has discretion how to vote on the matter.

Under the Companies Law, an “extraordinary transaction” is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Management — Audit committee — Approval of transactions with related parties” for a definition of controlling shareholder. Unless exempted under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, which includes transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including through a company controlled by such controlling shareholder, and if such controlling shareholder or relative thereof is an office holder in the company, any transactions regarding his or her terms of office, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

●	at least a majority of the shares held by shareholders who do not have a personal interest in the transaction are voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who do not have a personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, and an engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, in each case with a term of more than three years requires the abovementioned approval every three years, however, transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. In addition, transactions with a controlling shareholder or a controlling shareholder’s relative who serves as an officer in a company, directly or indirectly (including through a corporation under his control), involving the receipt of services by a company or their compensation can have a term of five years from the company’s initial public offering under certain circumstances.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions and arrangements with a controlling shareholder or his or her relative, or with directors or office holders, which would otherwise require approval of a company’s shareholders, may be exempt from shareholder approval under certain conditions.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law will require us, after we become a public company, to disclose the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the proxy statement for our first annual general meeting of shareholders following this offering, which will be furnished under cover of a Form 6-K and we may elect to provide such information at an earlier date.

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at general meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned shareholder duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to the company, has a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed intended to obviate the need to control a special tender offer (see “Description of Share Capital—Acquisitions under Israeli law”), or a private placement which qualifies as a related party transaction (see “Management—Board practices—Fiduciary duties and approval of specified related party transactions under Israeli law”), approval at a general meeting of the shareholders of a company is required.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a breach of the duty of care with respect to a dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5728-1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and described above amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (2) in connection with a monetary sanction;

●	a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

“Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a monetary liability imposed on the office holder in favor of a third party;.

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Management—Board practices—Fiduciary duties and approval of specified related party transactions under Israeli law.”

Our amended and restated articles of association permit us to, exculpate, indemnify and insure our office holders as permitted under the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this registration statement, no claims for directors’ and officers’ liability insurance have been filed under this policy, we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The insurance is subject to our discretion depending on its availability, effectiveness and cost. Effective as of the consummation of this offering, the maximum amount set forth in such agreements is (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, the greater of (i) an amount equal to 25% of our shareholders’ equity, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (ii) $40 million. In the opinion of the SEC, indemnification of directors and executive officers for liabilities arising under the Securities Act however, is against public policy and therefore unenforceable.

Equity Incentive Plan

2008 PainReform Option Plan

We adopted our 2008 PainReform Option Plan (the “2008 Plan”), on August 7, 2008. The 2008 Plan has expired and no additional grants may be made. As of December 31, 2019, options to purchase 461,645 ordinary shares remain outstanding with an exercise price of $0.08 per share.

2019 PainReform Option Plan

We adopted our 2019 PainReform Option Plan (the “2019 Plan”), on June 12, 2019 and it is scheduled to expire on June 11, 2029. The 2019 Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2019, options to purchase 658,369 ordinary shares were outstanding with no additional ordinary shares available for future issuance. Of such outstanding options, options to purchase 441,706 ordinary shares were vested as of December 31, 2019, with a weighted average exercise price of US$ 0.754 per share.

The 2019 Plan provides for options to be granted at the determination of our board of directors (which is entitled to delegate its powers under the 2019 Plan to our compensation committee) subject to applicable laws. Upon termination of employment for any reason, other than in the event of death or disability or for cause, all unvested options will expire and all vested options at time of termination will generally be exercisable for 90 days following termination, subject to the terms of the 2019 Plan and the governing option agreement. If we terminate a grantee’s employment or engagement for cause (as defined in the 2019 Plan) the grantee’s right to exercise all vested and unvested the options granted to him or her will expire immediately. Upon termination of employment due to death or disability, all the vested options at the time of termination will be exercisable for 12 months after date of termination, subject to the terms of the 2019 Plan and the governing option agreement.

Pursuant to the 2019 Plan, we may award options pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961, or the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track.

Options granted under the 2019 Plan are subject to applicable vesting schedules and generally expire 10 years from the grant date.

In the event that options allocated under the 2019 Plan expire or otherwise terminate in accordance with the provisions of the 2019 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2019 Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of May 11, 2020 as adjusted to reflect the sale of ordinary shares offered by us in this offering, by:

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own 5% or more of our outstanding shares; and

●	all of our executive officers and directors as a group.

As of May 11, 2020, 1,729,670 of our ordinary shares are outstanding. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days from the date of this registration statement. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of December 31, 2019, none of our outstanding ordinary shares were held of record by U.S. Persons.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. None of our shareholders has informed us that he, she, or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders.

Except as otherwise noted below, the address for persons listed in the table is c/o Medica Venture Partners, 60C Medinat Hayehudim, Herzliya, 4676670, Israel.

	Ordinary Shares Beneficially Owned Before The Offering	Percentage Owned Before The Offering	Ordinary Shares Beneficially Owned After The Offering	Percentage Owned After The Offering

5% Shareholders
XT Hi-Tech Investments (1992) Ltd. (1)	4,673,025	27.62%		XX.XX	%
D Partners 2 (2)	1,402,375	8.29%
Medica III Investments (3)	9,018,083	53.30%

Executive officers and directors
Dr. David E. Weinstein (4)	323,924	3.21%			%
Dr. Sigal Aviel(5)	191,871	2.81%
Professor Eli Hazum (6)	461,645	4.17%			%
Assif Stoffman (7)	-				%

Total for all directors, director nominees and executive officers as a group (4 persons)	977,440	10.19%

(1)	XT Hi-Tech Investments (1992) Ltd., is an indirect wholly owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings Ltd., of which Orona Investments Ltd. (“Orona”) and Lynav Holdings Ltd. (“Lynav”) are each the direct owners of one-half of the outstanding ordinary shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. (“CIBC”) as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech Investments (1992) Ltd. and has a casting vote with respect to various decisions taken by the board including voting and disposition over shares held by XT Hi-Tech Investments (1992) Ltd. The principal business address XT Hi-Tech Investments (1992) Ltd. is 9 Andrei Sakharov St., Haifa, Israel.

(2)	D Partners 2 is a fund comprised of two limited partnerships formed under the laws of the Cayman Islands and of Israel. Mr. Shlomo Dovrat, Mr. Harel Beit-On, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests of more than 5% in, and are directors in, and/or shareholders of, various entities that comprise the General Partner of D Partners 2 and may be deemed to be the beneficial owners of the PainReform shares held by D Partners 2. Mr. Dovrat, Mr. Beit-On, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by D Partners 2 except to the extent of their respective pecuniary interests therein. D Partners 2 and the individuals and entities that control it are part of a group generally known as “Viola Partners” or the “Viola” group. The principal business address of D Partners 2 is Ackerstein Towers Building D, Abba Eban Blvd 12, Herzliya, Israel.

(3)	Medica III Investment group includes Medica III Investments (International) L.P., Medica III Investments (Israel) L.P., Medica III Investments (S.F.) L.P., Medica III Investments (P.F.) L.P., Medica III Investments (Israel) (B) L.P., Poalim Medica III Investments L.P. The beneficial owners under Medica Group are: MCP Opportunity Secondary Program III L.P 10.57%, NYC Police Pension Fund 8.8%, Quantum Partners LDC 13.2%, Migdal Insurance Company Ltd 8.8%. None of which include individuals who hold more than 5% interest. Medica III Management L.P., an entity held 50% by Dr. Ehud Geller and 50% by Mrs. Batsheva Elran, is the managing entity of Medica III Fund. The principal business address of Medica III Investment is 60C Medinat Hayehudim, Herzliya, 4676670, Israel.

(4)	Consists of 323,924 options exercisable within 60 days of the date of this prospectus.

(5)	Consists of 191,871 options exercisable within 60 days of the date of this prospectus.

(6)	Consists of 461,645 options exercisable within 60 days of the date of this prospectus.

(7)	Mr. Stoffman is co-managing XT Hi-Tech, the venture capital arm of the global shipping and industrial group XT Holdings. Mr. Stoffman disclaims beneficial ownership of 4,673,025 ordinary shares held by XT Hi-Tech Investments (1992) Ltd.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the material terms of those transactions with related parties to which we are party to date.

Relationships and Transactions with Directors and Executive Officers

Medica III Investments holds in the aggregate approximately [      ] % and [       ] % of our issued and outstanding share capital immediately prior to and immediately following the completion of this offering, respectively.

Prof. Eli Hazum has been a partner and CSO of Medica Venture Partners since 1995.

Any future agreements with Medica III Investments must be reviewed and approved by our audit committee and board of directors. See “Management - Approval of Related Party Transactions under Israeli Law.”

Service Agreements

On May 13, 2019 we entered into a service agreement with Dr. Weinstein under which he will serve as the CEO of the company and upon the successful completion of a financing of $25 million he will be appointed as the company’s CEO. From such time as the bride financing was completed (August 2019), until the completion of the offering he will receive a monthly fee of $5,000 which will increase to $27,083 per month upon successful completion of an offering with proceeds of $25 million. In addition to the monthly fee, upon completion of the $25 million financing and subject to the sole discretion of the Board, he may be entitled to: (i) a performance based bonus in the aggregate amount of up to six (6) times his monthly fee; (ii) an additional grant of options to purchase ordinary shares of the company under 2019 Plan as determined by the Board; and (iii) other standard benefits provided by companies similar to the company. The engagement will continue unless terminated by either party, subject to 30 days’ prior written notice or immediately in the event of just cause.

Israel Office Sublease

Since January 2014, we have subleased office space and received management services from Zori Medica 2010 Ltd., a private company affiliated with Medica Venture Partners, a controlling shareholder of the company, subject to an annual rental fee of $33,000 and a $20,000 quarterly management fee, which continued until the end of March 2018. The sublease ceased as of August 2019, and since then we have been provided with office space at no cost by Medica Venture Partners.

Indemnification Agreements

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our current office holders and other executives, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent such liabilities are not covered by insurance. See “[      ]” for additional information.

Employment and Consulting Agreements

We have entered into employment or consulting agreements with all of our executive officers and key employees. These agreements contain standard provisions for a company in our industry regarding non-solicitation, confidentiality of information, non-competition and assignment of inventions. Our executive officers will not receive benefits upon the termination of their respective engagement with us, other than, as the case may be prior notice payment or mandatory severance payments salary and benefits (including accrued pension and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. The agreements are terminable by us at will, subject to prior notice, which varies for each individual.

Dr. Sigal Aviel has provided consulting services to our company since October 2014. On January 1, 2019, we entered into an employment agreement with Dr. Aviel pursuant to which she serves as our Chief Operating Officer. Dr. Aviel’s employment agreement provides for 93 monthly hours of service in consideration of a monthly gross base salary that will result in a cost to us that is equivalent in NIS to $9,000. Dr. Aviel will also be entitled to 14 days annual vacation days as well as full social benefits. The employment may terminate upon 60 days’ prior written notice by either party.

On April 1, 2018, we entered into a direct consultancy agreement with Prof. Hazum under which he was engaged to serve as our CEO on a 3 days per week basis. In December 2019, he was appointed as our Chief Technology Officer. In consideration for his services, Prof. Hazum is entitled to a monthly fee of $12,000.  The engagement may be terminated upon 60 days’ prior written notice by either party.

DESCRIPTION OF Share Capital

The following description of our share capital and provisions of our amended and restated articles of association which will be effective upon the completion of this offering are summaries and do not purport to be complete.

General

Upon the closing of this offering, our authorized share capital will consist of [ ] ordinary shares, par value NIS 0.01 per share, of which [ ] will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares).

 All of our ordinary shares have identical voting and other rights in all respects. All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our amended and restated articles of association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are, or have been, in a state of war with Israel.

Preferred Shares

Upon the consummation of this offering and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of this offering, we will have no authorized or outstanding preferred shares.

Each currently outstanding Series A-1 Preferred Share (each a “Preferred Share”) is convertible, at the option of the holder at any time, and without the payment of additional consideration by the holder into the number of ordinary shares as is determined by dividing the original issue price for such Preferred Share by the conversion price that is in effect at the time of conversion. The initial conversion price is the original issue price for such Preferred Shares. The original issue price was $0.747 per share (“Original Issue Price”). The applicable conversion price of each is subject to adjustment upon any future stock splits or combinations, dividends and distributions, recapitalizations, or upon the issuance of any new securities as a price per share lower than the applicable conversion price of the Preferred Shares in effect immediately prior to such issuance.

All outstanding Preferred Shares will automatically be converted into fully paid and nonassessable ordinary shares, at the conversion price at the time in effect for such Preferred Shares, upon the earlier of: (i) the date specified in a written notice received by the company from the holders of at least the holders of a majority of the Preferred outstanding, or (ii) the consummation of a qualified public offering (such as this offering).

Registration Number and Purposes of the Company

Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity. Our Israeli company number is 514418581. The address of our registered office is 60C Medinat Hayehudim, Herzliya, 4676670, Israel.

Voting Rights and Conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Under our amended and restated articles of association to be effective upon completion of this offering, our board of directors must consist of not less than three (3) but no more than nine (9) directors, including any external directors required to be appointed by the Companies Law. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply, and directors appointed by our board of directors, each of our directors will be appointed by [a simple majority] vote of holders of our voting shares, participating and voting at a general meeting of our shareholders.

In addition, our amended and restated articles of association allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our amended and restated articles of association. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, to serve until the subsequent annual general meeting of our shareholders.

External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. For further information on the election and removal of external directors, see “Management — External Directors — Election and Dismissal of External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our amended and restated articles of association, we are not required to give notice to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes certain matters, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting

Quorum

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders is of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of our outstanding voting rights. A meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described under “—Shareholder Meetings.”

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) requires the approval described above under “Management—Fiduciary duties and approval of specified related party transactions under Israeli law— Disclosure of personal interests of a controlling shareholder and approval of transactions” and (iii) approval of certain compensation-related matters require the approval described above under “—Board of directors and officers—Compensation Committee.” Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Companies Registrar or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital or that of a certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders or the shareholders who holds shares of the same class for the purchase of all of the issued and outstanding shares of the company or of the same class, as applicable.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, or the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer rules

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private placement, provided that the general meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer, excluding the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, holders of 25% or more of the voting rights in the company or anyone on their behalf, including their relatives and entities controlled by them.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his or her acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special tender offer or had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Mergers

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to the Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”).

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger pursuant to regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations the target company. The court may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such change is subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer and Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is 800-937-5449.

Listing

We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol PRFX”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the effect, if any, that market sales of ordinary shares or the availability of ordinary shares for sale will have on the market price prevailing from time to time. As we describe below, only a limited number of ordinary shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon the closing of this offering, we will have      ordinary shares outstanding. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, if ordinary shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act, their sales of ordinary shares would be subject to volume limitations and other restrictions that are described below other than the holding period requirement.

Other than ordinary shares to be sold in this offering, the remaining ordinary shares outstanding upon completion of this offering were issued and sold in reliance on exemptions from the registration requirements of the Securities Act or in transactions outside of the United States and not subject to the Securities Act. These securities may be sold in the public market only if they are registered under the Securities Act, or if they qualify for an exemption from registration under Section 4(a)(1) of the Securities Act or Rule 144 thereunder. These rules are summarized below.

Our ordinary shares outstanding upon closing of this offering will be eligible for sale into the public market as follows:

Approximate Number of Ordinary Shares	Description
After the date of this prospectus, freely tradeable ordinary shares sold in this offering.

After 180 days from the date of this prospectus, except as otherwise discussed below, the lock-up period will expire, and these additional ordinary shares will be saleable, subject, in some cases, to holding periods and volume limitations.

Rule 144

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our ordinary shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from the Company or from an affiliate of the Company as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any three-month period, to the greater of:

●	1% of the number of ordinary shares then outstanding; or

●	the average weekly trading volume of our ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the six-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the ninety days preceding such date.

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased ordinary shares from us under our 2019 PainReform Share Option Plan or other written agreement before the closing of this offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (see “Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

●	persons other than affiliates, without restriction; and

●	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Form S-8 Registration Statement

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 1,120,014 ordinary shares, in the aggregate, issued or reserved for issuance under our equity incentive plans. The registration statement on Form S-8 will become effective automatically upon filing.

Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up period or, if subject to the lock-up, immediately after the 180-day lock-up period expires. See “Management — Equity Incentive Plans.”

Registration Rights Agreement

In connection with the investment of Medica III Investments, D Partners II and Ofer Hi-Tech Investments Ltd., in preferred shares of our company in November 2008, we entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, we granted these investors certain registration rights as described below:

S-1 Demand. If at any time after one hundred eighty (180) days after the effective date of the registration statement for an IPO, the Company receives a request from holders of a majority of the registrable securities then outstanding, we will be required to use commercially reasonable efforts to file a Form F-1 registration statement with respect to at least forty percent (40%) of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $5 million.

S-3 Demand. If we receive a request from holders of at least ten percent (10%) of the registrable securities then outstanding at any time when we are eligible to use a Form F-3 registration statement, we the will be required to file a Form F-3 registration statement with the SEC with respect to the outstanding registrable securities of such holders having an anticipated aggregate offering price, net of selling expenses, of at least $1 million.

Registration Expenses. We have agreed to pay all expenses arising from or incident to our performance of, or compliance with, the Registration Rights Agreement, subject to certain limited exceptions.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israel, or other taxing jurisdiction.

Certain Israeli Tax Considerations

The following is a brief summary of the material Israeli income tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or investors in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date hereof and does not take into account possible future amendments which may be under consideration.

You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non-Israeli, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2018 (24% in 2017). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered an “Israeli resident” if it meets one of the following criteria: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

An Israeli resident company is subject to taxation in Israel for all of its worldwide income.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, which we refer to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”, which are defined as Israeli resident-companies which were incorporated in Israel, of which 90% or more of their income in any tax year, other than income from certain government loans, is derived from “Industrial Enterprises” that it owns and that are located in Israel.

An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of purchasing a patent, rights to use a patent and rights to know-how, which are used for the development or advancement of the company, commencing in the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Industrial Companies controlled by it; and

●	deductions of expenses related to a public offering in equal amounts over a three-year period commencing on the year of the offering.

We believe that we qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. There can be no assurance that we will continue to qualify as an Industrial Company in the future or that the benefits described above will be available to us at all.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are qualified under the condition above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, which we refer to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). The Investment Law was significantly amended effective April 1, 2005, further amended as of January 1, 2011, or the 2011 Amendment and, as of January 1, 2017, the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a Preferred Enterprise and is required to be controlled and managed from Israel, and files Israeli tax returns.

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9%, respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter.

Under the current tax rates set in the Investment Law as of 2019, a Preferred Company may be entitled to a reduced corporate tax rate of 16%; if the Preferred Company owns a Preferred Enterprise located in an area which is defined as a “developing zone A” the corporate tax rate will be 7.5%. Further, income produced by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) is entitled, during a benefit period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

As of January 1, 2014, dividends paid out of income attributed to a “Preferred Income” as defined in Section 51 of the law, derived from a Preferred Enterprise or to a Special Preferred Enterprise are subject to withholding tax at source at the rate of 20%.

However, dividends paid to an Israeli company, will not subject to any tax withholding.

A distribution of dividends to non-Israeli (individuals or companies) will be subjected to tax withholding at a rate of 20%, or lower rates if provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

In 2017-2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (a temporary provision) according to the law.

New Tax benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017.

The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. In the event that at least 90% of the company shares is held by foreign companies, and other conditions are met, such dividends will be subjected to withholding tax rate will be 4%.

After examining the impact of the 2017 Amendment, we submitted a request to receive a tax ruling from the Israel Tax Authority to be recognized as a Preferred Technology Enterprise and recently we received a tax ruling from the Israel Tax Authority granting GRD a Preferred Technology Enterprise status, subject to terms and conditions determined in the tax ruling.

Taxation of Our Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as defined below) at the time of distribution or at any time during the preceding 12-month period.

A “Substantial Shareholder” is generally a person who alone, or together with his or her relative or another person who collaborates with him or her on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of a corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), all regardless of the source of such right.

With respect to individuals, the term “Israeli resident” is generally defined under Israeli tax legislation as a person whose center of life is in Israel. The Israeli Tax Ordinance (as amended by Amendment Law No. 132 of 2002), states that in order to determine the center of life of an individual, consideration will be given to the individual’s family, economic and social connections, including: (i) place of permanent residence; (ii) place of residential dwelling of the individual and the individual’s immediate family; (iii) place of the individual’s regular or permanent occupation or the place of his or her permanent employment; (iv) place of the individual’s active and substantial economic interests; (v) place of the individual’s activities in organizations, associations and other institutions. The “center of life” of an individual is presumed to be in Israel in the event that: (i) the individual was present in Israel for 183 days or more in the tax year; or (ii) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in the reviewed tax year, and the two previous tax years is 425 days or more. It will be noted that these presumptions may be rebutted by either the individual or by the assessing officer.

Payers of dividends on our ordinary shares, held by an Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, (whether the recipient is a Substantial Shareholder or not) so long as the shares are registered with a nominee company.

Taxation of Israeli Resident Corporations on Payment of Dividends

Israeli resident companies are generally exempt from Israeli corporate tax with respect to dividends paid to them on their ordinary shares in another Israeli company.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to real capital gains derived by an Israeli individual resident from the sale of shares that were purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a Substantial Shareholder at the time of sale or at any time during the preceding 12 month period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2017 and 2018, including Wealth Tax as detailed below).

At the sale of securities traded on a stock exchange, a detailed return, including a calculation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all taxes due were withheld at source according to the applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder the aforementioned return is not required to be filed and no advance payment must be paid. Capital gain tax is included in the annual tax return.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on dividends paid on our ordinary shares at a rate of 25% (or 30% for individuals, if such person is a Substantial Shareholder at the time he or she receives the dividend or on any date in the 12 months preceding such date), or at a rate of 20% if the dividend is distributed from income attributed to Preferred Enterprise.

The rates above are applicable unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

A non-Israeli resident who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from filing an Israeli tax return in respect of such income; provided that (i) such income did not derive from a business conducted in Israel by the taxpayer and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25% (whether the recipient is a Substantial Shareholder or not), so long as the shares are registered with a nominee company.

Capital Gains Income Taxes Applicable to Non-Israeli Shareholders

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such shareholders did not acquire their shares prior to January 1, 2009 or acquired their shares after the Company was listed for trade on the NASDAQ exchange Market, and such gains were not derived from a permanent business or business activity of such shareholders in Israel.

These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident individual: (i) has a controlling interest of over 10% of the non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset and is entitled to claim the benefits under the U.S.-Israel Tax Treaty, or a U.S. Treaty Resident, is generally exempt from Israeli capital gains tax unless: (i) the Treaty U.S. Resident is an individual who was present in Israel for 183 days or more in the aggregate during the relevant tax year; (ii) such U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power of the Company during any part of the 12 month period preceding such sale, exchange or disposition, subject to certain conditions. In any such case (unless determined otherwise by the Israeli tax legislation regarding exemptions for non-Israeli residents as mentioned above), the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, at the applicable rate. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim tax credit for U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Income Tax Treaty.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to present with proper pre-approval by the Israeli tax Authority that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. More Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israeli Tax Authority may require from shareholders who are not liable for Israeli tax to declare so or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, they may require the purchaser of the shares to withhold taxes at source in the applicable rates.

United States Federal Income Taxation

The following is a general discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets and does not address any state, local or non-U.S. tax consequences. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers;

●	financial institutions or financial services entities;

●	certain insurance companies;

●	investors liable for alternative minimum tax;

●	regulated investment companies, real estate investment trusts, or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt organizations;

●	retirement plans;

●	S corporations

●	pension funds;

●	certain former citizens or long-term residents of the United States;

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

●	persons who hold ordinary shares through partnerships or other pass-through entities;

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	direct, indirect or constructive owners of investors that actually or constructively own at least 10% of the total combined voting power of our shares or at least 10% of our shares by value; or

●	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status and activities of such entity or arrangement and the particular partner and certain determinations made at the partner level. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation.

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

We believe that we were a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2018 and 2019 taxable years and expect to be a PFIC for our current taxable year. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income unless such dividends meet the requirements of “qualified dividend income” as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See “—Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are treated as received under your method of accounting, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid with respect to our ordinary shares generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (possibly including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder may be subject to tax at the lower long-term capital gain rates (currently, a maximum rate of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate if we are a “qualified foreign corporation,” as defined in Code section 1(h)(11)(C). We will be a qualified foreign corporation if either: (i) we are entitled to benefits under a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information provision, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. We also believe that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which would be treated as U.S.- source ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the “trade date” and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

●	at least 75% of its gross income is “passive income” or

●	at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets that produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers regarding the potential availability of a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances.

We believe that we were a PFIC for U.S. federal income tax purposes for our 2018 taxable year and we expect to be a PFIC for our 2019 taxable year and current taxable year. We must determine our PFIC status annually based on tests that are factual in nature. Our status in future years will depend on our income, assets and activities in those years. U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us in any year in which we are a PFIC. A U.S. Holder is subject to different rules depending on whether the U.S. Holder makes a “mark-to-market” election with respect to our ordinary shares (if such election is available).

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, known as QEF elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described below.

Mark-to-Market Election.   If our ordinary shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our ordinary shares, provided that the U.S. Holder completes the relevant portions of and files IRS Form 8621 in accordance with the applicable instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, our ordinary shares will be considered marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of our company’s subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

Default PFIC Rules.   A U.S. Holder who does not make a timely mark-to-market election (or, if available, a timely qualified electing fund election), referred to in this disclosure as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for his ordinary shares), and (b) any gain realized on the sale or other disposition of such ordinary shares. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Holder who is an individual dies while owning our ordinary shares, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of the ordinary shares. Non-Electing U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

To the extent a distribution on our ordinary shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares.

In any year in which we are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our ordinary shares, any elections available with respect to such ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our ordinary shares.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. Alternatively, a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

If we are a PFIC for any taxable year in which a U.S. Holder owns our ordinary shares, the U.S. Holder would generally be required to file annual returns with the IRS on Form 8621.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

Underwriting

We have entered into an underwriting agreement, dated            , 2020, with Maxim Group LLC and Joseph Gunnar & Co. LLC, acting as the representatives of the several underwriters named below, with respect to the shares subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of shares of ordinary shares provided below opposite their respective names.

Underwriter(s)	Number of shares
Maxim Group LLC
Joseph Gunnar & Co., LLC.
Total

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares if any such shares are taken.

Discount, Commissions and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per ordinary share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $ per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority. If all the ordinary shares are not sold at the public offering price, the underwriters may change such price and the other selling terms in agreement with our company.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering, as well as the proceeds to us, before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional ordinary shares.

	Per share	Without over- allotment option	With over- allotment option
Public offering price	$	$	$
Underwriting discounts and commissions paid (1) (2)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	Excludes a non-accountable expense allowance equal to 1% of the gross proceeds derived from the offering, excluding proceeds from the sale of any shares to the exercise of the underwriters’ over-allotment option. We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $ .

(2)	Underwriting discounts and commissions per ordinary share with respect to the sale of ordinary shares to the public will be 7% and underwriting discounts and commissions per ordinary share with respect to the sale of ordinary shares to certain identified investors will be 3.5%.

 In addition, we have agreed to reimburse the underwriters for accountable legal expenses incurred by it in connection with this transaction in the amount of $125,000. We have paid an expense deposit of $25,000 to the underwriters for out-of-pocket expenses, which will be applied against the accountable expense allowance and will be returned to the extent not actually incurred. In addition, we have agreed to provide the underwriters a non-accountable expense allowance equal to 1% of the gross proceeds from this offering.

Over-Allotment Option

The underwriters may exercise the option solely to cover overallotments, if any, made in connection with this offering. If any additional ordinary shares are purchased pursuant to the over-allotment option, the underwriters will offer these ordinary shares on the same terms as those on which the other securities are being offered.

Underwriters’ Warrants

We have agreed to grant the underwriters (and/or their designees) warrants to purchase a number of shares equal to five percent (5%) of the total number of ordinary shares sold in this offering at an exercise price equal to one hundred twenty five percent (125%) of the public offering price of the ordinary shares in this offering. The warrants (the “Underwriters’ Warrants”) will contain a cashless exercise feature. The Underwriters’ Warrants are exercisable for ordinary shares on a cash or cashless basis at an exercise price of $ per share (or one hundred twenty five percent (125%) of the public offering price of the ordinary shares sold in this offering). The Underwriters’ Warrants will be non-exercisable for twelve (12) months after the effective date of the registration statement relating to this offering, and will expire five (5) years after such effective date. The Underwriters’ Warrants will provide for unlimited piggyback registration rights at our expense. The number of Underwriters’ Warrants outstanding, and the exercise price of those securities, will be adjusted proportionately, as permitted by FINRA Rule 5110(f)(2)(G). Such Underwriters’ Warrants will be subject to FINRA Rule 5110(g)(1) in that, except as otherwise permitted by FINRA Rule 5110(g)(2), for a period of one hundred eighty (180) days following the effective date of the registration statement, the Underwriters’ Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

 Right of First Refusal

We have granted the underwriters a right of first refusal for a period of twelve (12) months from the closing date of the offering to act as lead managing underwriter or placement agent or sole bookrunner, as the case may be, for all future public or private equity, equity-linked, or debt financings, during such twelve (12)-month period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the underwriters for such transactions.

Lock-Up Agreements

We and all of our shareholders have agreed, for a period of six (6) months, and our officers and directors have agreed, subject to limited exceptions, for a period of twelve (12) months, after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ordinary shares or any securities convertible into or exchangeable for our ordinary shares either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the representatives of the underwriters. The representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreement.

 Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriter or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by either of the underwriters in each of their capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with the offering, the underwriters may purchase and sell shares of our ordinary shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option to purchase additional shares of our ordinary shares, and stabilizing purchases.

●	Short sales involve secondary market sales by the underwriters of a greater number of shares of our ordinary shares than it is required to purchase in the offering.

●	“Covered” short sales are sales of ordinary shares in an amount up to the number of ordinary shares represented by the underwriters’ over-allotment option to purchase additional ordinary shares.

●	“Naked” short sales are sales of ordinary shares in an amount in excess of the number of shares of our ordinary shares represented by the underwriters’ over-allotment option to purchase additional ordinary shares.

●	Covering transactions involve purchases of shares of our ordinary shares either pursuant to the underwriters’ over-allotment option to purchase additional shares of our ordinary shares or in the open market in order to cover short positions.

●	To close a naked short position, the underwriters must purchase shares of our ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, the underwriters must purchase shares in the open market or must exercise their over-allotment option to purchase additional shares of our ordinary shares. in determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares of our ordinary shares available for purchase in the open market as compared to the price at which it may purchase shares of our ordinary shares through the underwriters’ over-allotment option to purchase additional shares of our ordinary shares.

●	Stabilizing transactions involve bids to purchase our ordinary shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by each of the underwriters for its own account, may have the effect of preventing or retarding a decline in the market price of the ordinary shares. Each of the underwriters may also cause the price of the shares of our ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the NASDAQ Capital Market or otherwise. If either of the underwriters commences any of these transactions, it may discontinue them at any time.

Other Relationships

Each of the underwriters is a full-service financial institution engaged in various activities, which may include securities trading, investment banking, financial advisory, investment management, principal investment, hedging, financing, and brokerage activities. In the ordinary course of its various business activities, each of the underwriters and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Each of the underwriters and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments. Except for services provided in connection with this offering and except as described below, the underwriters have not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus. In connection with the bridge financing of August and December 2019, we paid Joseph Gunnar & Co., LLC a commission of $146,000 and issued Joseph Gunnar & Co., LLC placement agent warrants to purchase a number of shares equal to ten percent (10%) of the total number of shares underlying the convertible notes and warrants sold in the bridge financing. Pursuant to FINRA Rule 5110, the placement agent warrants will be deemed underwriter compensation attributable to this offering.

Passive Market Making

In connection with this offering, each of the underwriters may also engage in passive market making transactions in the shares. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Determination of Offering Price

Prior to this offering, there was no public market for our ordinary shares. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

●	the information set forth in this prospectus and otherwise available to the representatives;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares or that the ordinary shares will trade in the public market at or above the initial public offering price.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ordinary shares hereunder is directed only at, (i) a limited number of persons in accordance with the Securities Law and (ii) investors listed in the first addendum (the “Addendum”) to the Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than underwriting commissions, payable in connection with the sale of ordinary shares in this offering. All amounts are estimated except the SEC registration fee, the Nasdaq initial listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee. Except as otherwise noted, all the expenses below will be paid by us.

Amount
SEC registration fee	$	*
FINRA fee		*
Nasdaq Capital Market initial listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be provided by amendment.

LEGAL MATTERS

The validity of the issuance of our ordinary shares offered in this prospectus and certain other matters of Israeli law will be passed upon for us by Doron Tikotzky Kantor Gutman Nass & Amit Gross, Bnei Brak, Israel. Certain matters of U.S. federal law will be passed upon for us by Carter Ledyard& Milburn LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP, New York, New York, with respect to U.S. federal law, and by Meitar Law Offices, Ramat Gan, Israel, with respect to Israeli law.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the U.S., may be difficult to obtain within the U.S. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S.

We have irrevocably appointed David Weinstein, our President and Chief Medical Officer, as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 39 Round Hill Road, Dobbs Ferry, New York 10522.

We have been informed by our legal counsel, Doron Tikotzky Kantor Gutman Nass & Amit Gross, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. If proceedings were to be brought in Israel, all procedural matters would be governed by Israeli law.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPERTS

The financial statements  appearing in this prospectus, have been audited by Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement and its exhibits. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement, or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC. Our filings with the SEC are available to the public without charge through this website.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we will be filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, during any fiscal year that we are subject to the reporting requirements of the Exchange Act, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We maintain a corporate website at www.painreform.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our ordinary shares in this offering.

PAINREFORM LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of PainReform Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PainReform Ltd. (the “Company”) as of December 31, 2019 and 2018, the related statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company’s lack of revenues and accumulated operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

May 12, 2020

We have served as the Company’s auditor since 2008.

PAINREFORM LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2019	2018
Assets
Current assets:
Cash and cash equivalents		$941	$40
Restricted cash	2e	6	6
Other current assets	3	25	34

Total current assets		972	80

Property and equipment, net		(*)	1
Other non-current assets		192	-

Total assets		$1,164	$81

Liabilities and shareholders’ deficit

Current liabilities:
Trade payables		$-	$2
Other accounts payable	4	166	16
August and December 2019 Convertible notes	6b	1,032	-
Convertible notes	6a	5,141	-

Total current liabilities		6,339	18

Non-current liabilities:
Derivative warrant liability	5	447	-
Convertible notes	6a	-	4,520

Total non-current liabilities		447	4,520

Commitments and contingencies	8

Temporary equity:
Convertible preferred shares, NIS 0.01 par value; Authorized: 18,300,000 shares; Issued and outstanding: 8,862,800 shares; Aggregate liquidation preference of $15,250 and $14,120 as of December 31, 2019 and 2018, respectively	9	6,621	6,621

Shareholders’ deficit:	10
Ordinary shares, NIS 0.01 par value; Authorized: 4,700,000 shares; Issued and outstanding: 1,729,670 shares;		5	5
Additional paid-in capital		180	66
Accumulated deficit		(12,428)	(11,149)

Total shareholders’ deficit		(12,243)	(11,078)

Total liabilities, temporary equity and shareholders’ deficit		$1,164	$81

(*)	Less than $1.

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2019	2018

Operating expenses:
Research and development expenses	11a	$(136)	$(223)
General and administrative expenses	11b	(553)	(277)

Operating loss		(689)	(500)

Financial expense, net	11c	(590)	(328)

Net loss and comprehensive loss		$(1,279)	$(828)

Basic and diluted net loss per share	2m	$(1.39)	$(1.08)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		1,729,670	1,729,670

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

U.S. dollars in thousands (except share data)

	Convertible preferred shares (Temporary equity)		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2018	8,862,800	$6,621	1,729,670	$5	$66	$(10,321)	$(10,250)

Share-based compensation	—	—	—	—	(*)	—	(*)

Net loss and comprehensive loss	—	—	—	—	—	(828)	(828)

Balance as of December 31, 2018	8,862,800	$6,621	1,729,670	$5	$66	$(11,149)	$(11,078)

Share-based compensation	—	—	—	—	89	—	89

Operating lease provided by controlling shareholder	—	—	—	—	25	—	25

Net loss and comprehensive loss	—	—	—	—	—	(1,279)	(1,279)

Balance as of December 31, 2019	8,862,800	$6,621	1,729,670	$5	$180	$(12,428)	$(12,243)

(*)	Represents amount less than $1

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2019	2018
Cash flows from operating activities

Net loss	$(1,279)	$(828)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1	(*)
Operating lease provided by controlling shareholder	25	-
Share-based compensation	89	(*)
Interest expense and amortization of discount on convertible notes	541	324
Issuance costs	47	-
Revaluation of derivative warrant liability	2	-
Change in:
Other current and non-current assets	(183)	(14)
Trade payables	(2)	(62)
Other accounts payable	150	(55)

Net cash used in operating activities	(609)	(635)

Cash flows from investing activities

Purchase of property and equipment	-	(*)

Net cash used in investing activities	-	(*)

Cash flows from financing activities

Proceeds from issuance of convertible notes, net	241	488
Proceeds from issuance of August and December 2019 convertible notes and warrants, net	1,269	-

Net cash provided by financing activities	1,510	488

Change in cash, cash equivalents and restricted cash	901	(147)
Cash, cash equivalents and restricted cash at the beginning of the year	46	193

Cash, cash equivalents and restricted cash at the end of the year	$947	$46

(*)	Represents amount less than $1

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	The Company was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Company’s proprietary extended release drug-delivery system prolongs the in vivo activity of APIs (active pharmaceutical ingredients), thus increasing the therapeutic window for patient treatment

b.	Going concern and management plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $1,279 and $828 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, the Company’s accumulated deficit was $12,428. The Company has funded its operations to date primarily through equity financing and the issuance of convertible notes.

Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s product and to achieve a level of sales adequate to support the Company’s cost structure.

Management’s plans include, but are not limited to, an initial public offering (“IPO”) in the US market, in which case the August and December 2019 convertible notes will be automatically converted into ordinary shares of the Company (refer to Note 6b). Additionally, the holders of the convertible notes (refer to Note 6a) agreed to convert their respective notes into Series A Preferred Shares upon consummation of the IPO. While the Company has been successful in raising financing in the past, there can be no assurance that it will be able to successfully consummate an IPO or obtain additional financing on a timely basis on terms acceptable to the Company, or at all.

Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of its product, which will result in negative cash flow from operating activity. This has led management to conclude that substantial doubt about the Company’s ability to continue as a going concern exists in the event that the planned IPO or alternative funding does not occur. In the event the Company is unable to have its convertible notes converted as planned or their repayment date deferred, the Company will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. If such sufficient financing or payment deferral is not received timely, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company’s financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

b.	Use of estimate in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

c.	Financial statements in United States dollars:

The Company’s functional currency is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in currencies other than dollars have been re-measured to dollars. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in currencies other than dollars are reflected in the statements of comprehensive loss as financial expenses, net.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Restricted cash:

Restricted cash include bank deposits with maturities of more than three months and up to one year. The restricted bank deposit was presented at its cost, including accrued interest and represents cash which is used as collateral for the Company’s credit card.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Fair Value Measurements:

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, restricted cash, other current assets, trade payables, other accounts payable approximate their fair value due to the short-term maturity of these instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 - Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active;

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s derivative warrant liability is classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Computers and electronic equipment	33
Furniture and office equipment	7

h.	Research and development expenses:

Research and development expenses are charged to the statements of comprehensive loss as incurred.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2019, and 2018, the Company had a full valuation allowance on its deferred tax assets.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2019, and 2018, no liability for unrecognized tax positions has been recognized.

j.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and restricted cash. Cash and cash equivalents and restricted cash are invested in a major bank in Israel.

Management believes that the banks that hold the Company’s cash, cash equivalent and restricted cash are financially sound and, accordingly, minimal credit risk exists with respect to these cash, cash equivalent and restricted cash.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

k.	Convertible notes:

Proceeds from the sale of notes with a conversion feature are allocated to equity based on the intrinsic value of such conversion feature (if any) in accordance with ASC 470-20 “Debt with Conversion and Other Options”, with a corresponding discount on the notes recorded in liabilities which is amortized in finance expense over the term of the notes. Convertible notes with convertible features that are determined to not be beneficial are allocated entirely to liabilities.

l.	Derivative warrant liability

Financial equity instruments that do not meet the US GAAP criteria for equity classification are classified as liability at fair value and are adjusted to fair value at each reporting period. Changes in fair value are recognized in the Company’s statements of comprehensive loss, in accordance with ASC 815, Accounting for Derivative Financial Instruments.

m.	Basic and diluted loss per share:

Basic loss per share is computed by dividing the loss for the period applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2019 and 2018, all outstanding share options, convertible notes, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2019	2018

Numerator:
Net loss applicable to shareholders of ordinary shares	$(1,279)	$(828)
Interest accrued on preferred shares	(1,130)	(1,046)
Total loss attributed to ordinary shares	(2,409)	(1,874)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	1,729,670	1,729,670
Net loss per share of ordinary share, basic and diluted	$(1.39)	$(1.08)

n.	Share-based compensation:

Share-based compensation to employeesis accounted for in accordance with ASC 718, “Compensation - Share Compensation” (“ASC 718”), which requires estimation of the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period using the graded vesting method. The Company has elected to recognize forfeitures, as incurred.

The fair value of share options granted was estimated using the Black & Scholes model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The expected share option term is calculated for share options granted using the “simplified” method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected dividend yield assumption is based on Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

o.	Deferred offering costs

The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in-process equity financings until such financings are consummated, including the Company’s Initial Public Offering (“IPO”). After the consummation of the equity financing, these costs will be recorded as a reduction of the gross proceeds. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs will immediately be written off to operating expenses. As of December 31, 2019, there were $192 of deferred offering costs included in other non-current assets on the balance sheet. There were no deferred offering costs capitalized as of December 31, 2018.

p.	Disclosure of new accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize their leases contracts as assets and liabilities in the financial statements. Furthermore, the ASU requires the Company to continue recognizing expenses but recognize expenses on their income statements in a manner similar to current lease accounting. The amendments in this ASU are effective January 1, 2019. In July 2018, the FASB issued ASU 2018-11, Leases - Targeted Improvements, to allow a company to elect an optional modified retrospective transition method that applies the new lease requirements through a cumulative-effect adjustment in the period of adoption.

Effective January 1, 2019, the Company adopted the new lease accounting standard using the modified retrospective transition option of applying the new standard at the adoption date. The Company elected to apply the practical expedients permitted under the transition guidance within the new standard, and the Company also elected not to apply the recognition requirements in the lease standard to short-term leases as of the adoption date. As such, there was no impact on the Company’s financial statements as a result of adopting ASU 2016-02.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The implementation of the updated guidance will not have significant effect on Company’s financial statements.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	OTHER CURRENT ASSETS

	December 31,
	2019	2018

Receivables from governmental authorities	$22	$28
Prepaid expenses	3	6

	$25	$34

NOTE 4:-	OTHER ACCOUNT PAYABLES

	December 31,
	2019	2018

Employees and related	$15	$-
Other payables	151	16

	$166	$16

NOTE 5:-	FAIR VALUE MEASUREMENTS

During the year ended December 31, 2019, the Company issued warrants related to its convertible notes (refer to Note 6(b)). As the warrants do not meet the US GAAP criteria for equity classification, they were classified as liabilities and measured at fair value on the issuance date and as of December 31, 2019 with changes in fair value recognized as finance expenses in the statements of comprehensive loss.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring warrants issued during the year ended December 31, 2019 is as follows:

Exercise price	$0.85-$1.58
Expected volatility	72.29%
Risk free rate	1.5%-1.67%
Expected life (years)	4.65-5
Dividend yield	0%

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The following table presents changes in the fair value of the derivative warrant liability recorded in respect of the warrants:

Balance as of December 31, 2018	$-

Issuance of warrants in connection with convertible notes (Note 6 (b))	445
Changes in fair value	2

Balance as of December 31, 2019	$447

NOTE 6:-	CONVERTIBLE NOTES

a.	From 2014 until 2017, the Company issued convertible notes in the amount of $3,200 to existing shareholders. During the years ended December 31, 2019 and 2018, the Company issued convertible notes in the amount of $241 and $488, respectively, to existing shareholders and recorded interest expense amounting to $379 and $324 for the years ended December 31, 2019, and 2018, respectively.

As of December 31, 2019 and 2018, the total principal amount of convertible notes was $3,929 and $3,688 respectively.

As of December 31, 2019 and 2018, the total balance of convertible notes was $5,141 and $4,520, respectively, inclusive of accrued interest.

The convertible notes bear interest at a rate of 8%, compounded on the basis of 365-day year.

The notes may be converted into Series A Preferred Shares of the Company or repaid as follows:

i.	Automatic Conversion Upon Occurrence of a Qualified Investment – upon the closing of a qualified investment (issuance of preferred securities if at least US$ 3,000 from a third party), the notes shall be automatically converted into securities of the Company on the same terms and conditions as in such qualified investment. The conversation shall be on the same terms and conditions and bearing the same rights, subject to a conversion price per share equal to the lowest price per share paid under the qualified investment less agreed upon percentage equal to 3% multiplied by the number of months from the grant date of the applicable note and up to a maximum of 54%.

ii.	Optional Conversion – each note holder, at its sole discretion, shall be entitled, by a written notice, to convert the note held by it into Series A Preferred Shares at a conversion price equal to US $0.747 (subject to adjustments in accordance with the Company Articles of Association.

iii.	Deemed Liquidation Event Repayment – in the event of a Deemed Liquidation Event (generally meaning consolidation or merger of the Company or sale of all or substantially all of the Company assets or issued share capital resulting that a third party will hold more than 50% of the voting power or the right to appoint more than 50% of the board members) then immediately prior to the consummation of such event, the Company shall pay each note holder (which was not earlier converted) a sum equal to the principal amount of the note multiplied by three, plus the interest accrued up to the date of repayment.

In the event that the notes were not earlier converted or paid, then, the Company shall pay the accrued amount by the end of the note term, currently December 31, 2020.

The Company concluded the conversion feature is not a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options.” Accordingly, the proceeds were recorded in liabilities in their entirety at the date of issuance.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	CONVERTIBLE NOTES (Cont.)

b.	In August and December 2019, the Company issued 14.2 units consisting of convertible notes (“August and December 2019 convertible notes”) and warrants for a total consideration of $1,420 (representing a consideration of $100 per unit), after giving effect to a 10% discount.

The August and December 2019 convertible notes have a principal amount of $110 per unit, bear interest at a rate of 5%, and have a maturity date of one year from the date of issuance. The notes are automatically convertible into shares (or other units) to be issued in an initial public offering (“IPO”), at a conversion price representing a 30% discount on the price of shares (or other units) sold in such IPO. The conversion price will not exceed an amount representing a 30% discount of an IPO share price representing a company valuation, on a fully diluted basis, of $30,000 (excluding funds issued in consideration of these units). Such $30,000 valuation is subject to certain adjustments at the reasonable discretion of the underwriters in such IPO.

The number of shares (or other units) to be issued upon conversion is determined by dividing the principal amount of $110 per unit, including accrued interest, by the conversion price of the notes.

The notes may not be converted if an IPO does not occur.

The warrants have a term of 5 years from the date of issuance, and are exercisable into a number of ordinary shares determined by dividing $110 (per unit) by $0.8475 (subject to certain adjustments), at an exercise price of $0.8475 per share (subject to certain adjustments).

In the event an IPO occurs within one year of the date of issuance, the warrants are exercisable into a number of ordinary shares (or units of ordinary shares and warrants in certain circumstances), determined by dividing $110 (per unit) by the conversion price of the notes, at an exercise price equal to 120% of the conversion price of the notes.

The proceeds were first allocated to the warrant liability (Refer to Note 5) based on the fair value at the issuance date with the remaining amount allocated to the discount recorded on the August and December 2019 convertible notes. As the conversion feature of the notes is contingent upon a future event (IPO), the Company concluded the conversion feature is not a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options”.

The aggregate discount to the convertible notes will be amortized to finance expense over the term of the notes.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2019 and 2018.

The Company has not recorded an income tax provision due to its history of operating losses.

b.	Net operating loss carry forward:

As of December 31, 2019 and 2018, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $13,007 and $10,967, respectively.  Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

c.	As of December 31, 2019, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2014.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2018	2017
Deferred tax assets:
Net operating loss carry forward	$2,992	$2,522

Deferred tax asset before valuation allowance	2,992	2,522
Valuation allowance	(2,992)	(2,522)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance at December 31, 2019 and 2018.

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

During the years ended December 31, 2018 and 2019, the Company rented its office space from a related party for an annual rental fee of $33. The Company can terminate the agreement at any time. In addition, the Company received management services from a related party in consideration for quarterly management fees of $ 20 until April 2018. Refer to Note 12 for further information.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TEMPORARY EQUITY

Convertible Preferred Shares:

Convertible preferred shares consist of the following:

	Convertible Preferred Shares - Series A
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
As of December 31, 2019	18,300,000	8,862,800	$6,621	$15,250

As of December 31, 2018	18,300,000	8,862,800	$6,621	$14,120

The preferred shares shall confer upon their holders all rights accruing to holders of ordinary shares (as detailed below in this Note) in the Company, and, in addition, the rights, preferences and privileges granted to the preferred shares as follows:

A.	Priority on Receipt of Dividends and/or Bonus Shares

The holders of preferred shares shall be entitled to receive, when and if declared by the board of directors of the Company, noncumulative dividends and/or bonus shares, on the amount calculated on the basis of the number of ordinary shares into which such preferred share could then be converted, in accordance with the Liquidation Preference provisions detailed below. Such distributions are payable in preference to the payment of any dividends or bonus shares on ordinary shares declared by the board of directors. No dividends or bonus shares have been declared to date.

B.	Conversion Rights

Each preferred share is convertible, at the option of the holder at any time, and without the payment of additional consideration by the holder thereof, into the number of ordinary shares as is determined by dividing the original issue price for such series of preferred share by the conversion price that is in effect at the time of conversion. The initial conversion price is the original issue price for such series of preferred share. The original issue price was $0.747 per share (“Original Issue Price”). The applicable conversion price of each is subject to adjustment upon any future stock splits or combinations, dividends and distributions, recapitalizations, or upon the issuance of any new securities as a price per share lower than the applicable conversion price of the preferred shares in effect immediately prior to such issuance.

C.	Automatic and Mandatory Conversion

All outstanding preferred shares will automatically be converted into fully paid and nonassessable ordinary sharess, at the respective Conversion Price at the time in effect for such preferred shares, upon the earlier of: (i) the date specified in a written notice received by the Company from the holders of a at least majority of the preferred shares holders (“Preferred Majority”), or (ii) the consummation of a firmly underwritten public offering of ordinary shares (“Public Offering”) reflecting, unless waived by the holders of a at least a Preferred Majority, a Company’s pre-money valuation of $100,000 or more, and netting to the Company proceeds of at least $30,000 (“Qualified Public Offering” or “Qualified IPO”).

D.	Voting Rights

Each holder of the Series A convertible preferred share is entitled to one vote for each ordinary share into which such Series A convertible preferred share could be converted.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TEMPORARY EQUITY (Cont.)

E.	Anti-dilution Protection

If the Company issues, or is deemed to have issued Additional Shares without consideration or for a consideration per share less than $0.747, subject to adjustments (“Conversion Price”), for any series of preferred shares in effect immediately prior to such issue, then, and in each such case, such Conversion Price shall be reduced, concurrently with such issue, for no consideration, to a price (calculated to the nearest cent with half a cent being rounded up) determined by multiplying such Conversion Price by a fraction (A) the numerator of which shall be (1) the number of Ordinary Shares issued and outstanding immediately prior to such issuance of Additional Shares (treating for this purpose as outstanding all ordinary shares issuable upon exercise, exchange or conversion of all Options and Convertible Securities outstanding immediately prior to such issue), plus (2) the number of ordinary shares which the aggregate consideration received by the Company for the total number of Additional Shares so issued would purchase at such Conversion Price in effect immediately prior to such issuance of Additional Shares, and (B) the denominator of which shall be (1) the number of ordinary shares issued and outstanding immediately prior to such issuance of Additional Shares (treating for this purpose as outstanding all ordinary shares issuable upon exercise, exchange or conversion of all options and convertible securities outstanding immediately prior to such issue), plus (2) the number of such Additional Shares so issued, as detailed in the Company’s Articles of Association (“AoA”).

For the purpose hereof “Additional Shares” shall mean all ordinary shares issued (or deemed, by the express provisions of the AoA to be issued) by the Company after the Series A Preferred Shares original issue date, other than (1) the following ordinary shares and (2) ordinary shares deemed issued pursuant to the following options and convertible securities (clauses (1) and (2), collectively, “Exempted Securities”): (1) ordinary shares, Options or Convertible Securities issued or issuable as a dividend or distribution on the Preferred A Shares; (2) ordinary shares issued or issuable by reason of a dividend, share split, split-up or other distribution on ordinary shares that is covered by AoA; (3) ordinary shares (or Options with respect thereto) issued or issuable to officers, directors or employees of, or consultants or service providers to, the Company or its subsidiaries (if any) pursuant to an employee share option plan, agreement or arrangement approved by the Board; (4) ordinary shares or convertible securities actually issued upon the exercise of Options or ordinary shares actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or (5) ordinary shares, Options or Convertible Securities issued or issuable with respect to which the Company receives written notice from the holders of at least a Preferred Majority agreeing that such ordinary shares shall not constitute Additional Shares.

F.	Veto Rights to certain Preferred Shares Holders

The Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of a majority of the outstanding preferred shares held by Ofer Hi-Tech Investments Ltd./ D Partners Group Investors and the holders of a majority of the outstanding preferred shares held by the Medica Group Investors, amend, alter, modify, repeal or terminate, any provision of the Articles of Association of the Company in a manner adversely affecting the express preferences, rights, powers or privileges of the preferred shares.

G.	Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company subject to applicable law, in the event of a Deemed Liquidation Event (as defined below), and in the event of any declaration and distribution of dividends Distribution, all the assets of the Company whether capital, surplus, earnings, securities or assets of any kind available for distribution among the holders of the Company’s shares (“Distributable Assets”) shall be distributed first to the holders of preferred shares who shall be entitled to receive, prior and in preference to any distribution to the holders of Ordinary Shares, an amount per each preferred share held by such holder equal to (i) $0.747, subject to adjustments per each preferred share ( “Original Issue Price”); plus (ii) interest at the rate of 8% per annum on such Original Issue Price, compounded annually from the date of issuance of such preferred share to the date of actual distribution, plus (iii) any previously declared but unpaid dividend on such shares, minus (iv) the aggregate amount previously paid with respect to such Preferred Share (the “Preferential Amount”). In the event that the Distributable Assets are insufficient for the distribution in full of the Preferential Amount with respect to all preferred shares then outstanding, all of such Distributable Assets shall be distributed among the holders of the preferred shares in proportion to the full respective Preferential Amount such holders would otherwise be entitled to receive.

Although the convertible preferred shares are not redeemable, in the event of certain “Deemed Liquidation Event” that are not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets), the holders of the convertible preferred shares would be entitled to preference amounts paid before distribution to other shareholders (as explained in the previous paragraph) and, hence, effectively redeeming the preference amount. The convertible preferred shares are classified outside of shareholders’ deficit as a result of these in-substance contingent redemption rights.

As of December 31, 2019 and 2018, the Company did not adjust the carrying values of the convertible preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable of occurring.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ DEFICIT

Ordinary Shares:

The ordinary share confers upon their holders the right to participate and vote in general shareholder meetings of the Company and to share in the distribution of dividends, if any, declared by the Company, and rights to receive a distribution of assets upon liquidation.

Shares developments:

a.	In July 2008, the Company signed an agreement with investors, pursuant to which 1,500,000 ordinary shares and 1,703,410 preferred A shares were issued in consideration for $1,700.

b.	During November 2008, the Company signed an agreement with investors according to which the Company issued 3,072,650 preferred A shares in consideration for $2,295 to the new investors and 572,365 preferred A shares to existing investors free of charge.

c.	On July 1, 2008, the Company entered into an agreement with Stephen A. Cooper LLC, a consultant in the field of analgesic development, for consulting services (hereinafter- the “consultant”). In exchange for services and, in addition to a yearly service fee, the Company issued ordinary shares at 2.5% without dilution. As of December 31, 2011, the contract with the consultant ended and 229,670 ordinary shares were issued to the consultant.

d.	During 2008, 2009 and 2011, the Company issued 77,860, 92,950 and 58,860 ordinary shares, respectively, to one of its consultants.

Share-based compensation:

The 2008 Plan

On August 7, 2008, the Board of Directors approved the adoption of the 2008 Share Option Plan (the “2008 Plan”). Under the 2008 Plan, the Company may grant its officers, directors, employees and consultants, share options of the Company. Each share option granted is exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable share option agreement, provided that no share option will be granted with a term in excess of 10 years.

Upon the adoption of the 2008 Plan the Company reserved for issuance 503,608 ordinary shares and, on November 20, 2008, the Board of Directors increased the reserved amount for issuance by an additional 674,651 options convertible into ordinary shares, so the total share option pool will be 1,178,331. As of December 31, 2019 and 2018, 461,645 options were outstanding and no share options were available for future grant under the 2008 Plan.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ DEFICIT (Cont.)

On July 2, 2019, the Board of Directors approved the adoption of the 2019 Share Option Plan (the “2019 Plan”). Under the 2019 Plan, the Company may grant its officers, directors, employees and consultants, share options, of the Company. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable share option agreement, provided that no share option will be granted with a term in excess of 10 years.

Upon the adoption of the 2019 Plan, the Company reserved for issuance 658,369 options to purchase 658,369 ordinary shares. As of December 31, 2019, 658,369 options were outstanding.

On June 12, 2019, the Company issued 351,375 options to its Chief Executive Officer (“CEO”). The CEO will be entitled to purchase 351,375 ordinary shares at an exercise price of $1.11. 37.5% of the share options vested on the grant date and the remainder will vest monthly over a period of 8 months commencing June 2019. The total grant date fair value of share options granted was $63, which will be recognized as share-based compensation expense over the vesting period. The Company recognized $61 during the year ended December 31, 2019 as share-based compensation expense which was included in general and administrative expenses.

The fair value of the Company’s share options granted to the CEO was estimated using the Black-Scholes option pricing model using the following assumptions (level 3 measurement):

June 12, 2019

Risk-free interest rate	2.13%
Expected volatility	82.29%
Dividend yield	0
Expected term	10
Exercise price	1.11

On September 5, 2019, the Company issued 153,497 fully vested share options to its Chief Operating Officer (“COO”) as a replacement award for existing, fully-vested share options that were cancelled. The Company accounted for this transaction as a modification of the terms of the original award. The incremental share-based compensation expense recognized as a result of the transaction was approximately $2. The COO will be entitled to purchase 153,497 ordinary shares at an exercise price of $0.08.

In addition, also on September 5, 2019, the Company issued 153,497 options to the COO. The COO will be entitled to purchase 153,497 ordinary shares at an exercise price of $1.113. 12.5% of the share options will vest quarterly over a period of 8 quarters commencing September 2019.The total grant date fair value of the share options granted to the COO was $34, which will be recorded over the vesting period. The Company recognized $14 during the year ended December 31, 2019 as share-based compensation expense which was included in general and administrative expenses.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ DEFICIT (Cont.)

The fair value of the Company’s share options granted to the COO was estimated using the Black-Scholes option pricing model using the following assumptions (level 3 measurement):

September 5, 2019

Risk-free interest rate	1.43% - 1.49%
Expected volatility	82.82% – 85.56%
Dividend yield	0
Expected term	5.75
Exercise price	$0.08 – $1.113

Share options outstanding and exercisable to employees and directors under the 2008 Plan during the years ended December 31, 2019 and 2018 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2018	461,645	$0.08	5.25

Options outstanding as of December 31, 2019	461,645	$0.08	4.25

Options exercisable as of December 31, 2019 and 2018	461,645	$0.08	4.25

The intrinsic value of share options outstanding and exercisable at December 31, 2019 and 2018 was $275. And $0, respectively.

Share options outstanding and exercisable to employees and directors under the 2019 Plan during the year ended December 31, 2019, were as follows:

	As of December 31, 2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Granted	658,369	$0.754	10

Options outstanding as of December 31, 2019	658,369	$0.754	9.56

Options exercisable as of December 31, 2019	441,706	$0.754	9.56

The intrinsic value of share options outstanding and exercisable at December 31, 2019 was $91.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2019	2018

Subcontractors and consultants	$21	$171
Payroll and related expenses	59	-
Share-based compensation expense	14	-
Patent	42	52

	$136	$223

b.	General and administrative expenses:

	Year ended December 31,
	2019	2018

Professional services	$342	$218
Payroll and related expenses	60	-
Rent and office maintenance	33	34
Share-based compensation expense	75	(*)
Others	43	25

	$553	$277

c.	Financial expenses, net:

	Year ended December 31,
	2019	2018

Interest expense and amortization of discount on convertible notes	541	324
Issuance expenses	47	-
Bank fees	2	1
Change in fair value of derivative warrant liability	2
Exchange rate differences	(2)	3
Total financial expenses, net	$590	$328

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	During the years ended December 31, 2019 and 2018, the Company issued convertible notes in the amount of $95 and $279, respectively, to existing shareholders. As described under Note 4 above, the notes bear interest at a rate of 8%, compounded on the basis of 365-day year and may be converted into convertible preferred shares of the Company. Refer to Note 6.

B.	Starting in January 2014, the Company sub-leased office space and received management services from Zori Medica 2010 Ltd., a private company affiliated with Medica Venture Partners, the controlling shareholder of the Company. The Company was subject to an annual rental fee of US$ 33 for office space and US$ 20 as quarterly management fee. The management services continued until the end of March 2018.

The sublease ceased as of August 2019, and since then the Company was provided with an office space at no cost by Medica Venture Partners the Company recorded an amount of $25 as a lease expense and a corresponding increase in additional paid in capital, representing a contribution from its controlling shareholder

C.	On April 1, 2018, the Company signed a consultancy agreement with Prof. Hazum, a director of the Company, under which Prof. Hazum shall serve as chief executive officer of the Company on a 3 days per week basis, in consideration for a monthly fee of $ 12. The agreement may be terminated upon 60 days prior written notice by either party.

D.	Refer to Note 13 for the Board of Director’s approval of certain payments to the Chairman of the Board of Directors.

a.	Balances with related parties:

	December 31,
	2019	2018

Convertible notes	$4,746	$4,300

b.	Transactions with related parties:

	Year ended December 31,
	2019	2018
Amounts charged to:

General and administrative expenses	$210	$168

Interest expense on convertible notes	$351	$313

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 12, 2020, the date these consolidated financial statements were available to be issued.

On January 26, 2020, the Company’s Board of Directors approved a one-time immediate payment of $150 and a payment of $37.5 on a quarterly basis (for such time as the service engagement continues) to the Chairman of the Board of Directors contingent upon shareholder approval and successful completion of Company’s IPO.

On January 31, 2020, the Company signed an amendment to the letter of engagement with Joseph Gunnar & Co., LLC, relating to the company’s IPO and bridge financing under which, as of the execution of the amendment, Maxim Group LLC was made a party to the agreement and will act as underwriter and managing book runner with respect to the Company’s proposed IPO and Joseph Gunnar shall act as co-underwriter and co-book runner (Maxim and Gunnar together “Underwriters”). The Underwriters are entitled to receive an underwriting discount or spread of 7.0% of the IPO price, except in relation to participation by certain strategic investors, in which case the underwriting discount or spread will be equal to 3.5% of the public offering price.

In addition, the Underwriters will be entitled to non-accountable expenses allowance equal to 1% of the amount raised in the IPO, but not exceeding US$125.

Furthermore, the Underwriters will be entitled to the issuance of warrants to acquire shares of the Company, the number of which will equal 5% of the amount of shares issued in the offering, such warrants to be exercisable within 4 years of their issuance for an exercise price equal to 125% of the IPO price.

PAINREFORM LTD.

[________] Ordinary Shares

The date of this prospectus is                   , 2020.

Joint Book-Runner	Joint Book-Runner

Dealer Prospectus Delivery Obligation

Until and including ____, 2020 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under the Israeli Companies Law, 5759-1999, or the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. The Company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, a company may indemnify, or undertake in advance to indemnify, an office holder for the following liabilities and expenses, imposed on office holder or incurred by office holder due to acts performed by him or her as an office holder, provided its articles of association include a provision authorizing such indemnification:

●	monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) in connection with a monetary sanction;

●	a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of care to the company or to a third-party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third-party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive unlawful personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders, as described under “Management— Exculpation, Insurance and Indemnification of Office Holders” above.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law and Securities Law. Each of our office holders have entered into an indemnification agreement exculpating them, to the fullest extent permitted by Israeli law, from liability to us for damages caused to us as a result of a breach of the duty of care and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such office holders in their capacity as an office holder of the Company, our subsidiaries or our affiliates. The indemnification is limited both in terms of amount and coverage.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The following sets forth information as to all securities we have sold after January 1, 2017, which were not registered under the Securities Act:

(a)	In 2017, we issued $698,995 of convertible notes to three investors. The loans are subject to the same terms of the original convertible loan.

(b)	In 2018, we issued $349,500 of convertible notes to four investors. The loans are subject to the same terms of the original convertible loan.

(c)	In August and December 2019, we sold units consisting of $1,560,000 of convertible notes and [] warrants to purchase ordinary shares to 9 investors. Each unit consisted of (i) a 5% Senior Secured Convertible Promissory Note in the principal amount of $110,000, of the Company that matures one year after issuance, and (ii) a five-year warrant to purchase a number of the Company’s Ordinary Shares.

(d)	In connection with the bridge financing of August and December 2019, we paid Joseph Gunnar & Co., LLC a commission of $146,000 and issued Joseph Gunnar & Co., LLC placement agent warrants to purchase a number of shares equal to ten percent (10%) of the total number of shares underlying the convertible notes and warrants sold in the bridge financing.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

(b) Grants of Stock Options

In June 2019, we granted options to purchase 351,375 of our ordinary shares at an exercise price of $1.113 per share to an executive officer, and on September 2019 we granted options to purchase an aggregate 306,994 of our ordinary shares at an exercise price of $0.08 with respect to 153,497 options and $1.113 with respect to 153,497 options to an executive officer, all in connection with services provided or to be provided to us by such persons.

The options and the ordinary shares issuable upon the exercise of such options were issued pursuant to written compensatory plans or arrangements with our employees, consultants and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares described in this Item 7 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 8. Exhibits and Financial Statement Schedules

The exhibit index attached hereto is incorporated herein by reference.

Financial statement schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement
3.1	Articles of Association, as amended, as currently in effect
3.2	Form of Articles of Association to be effective upon the effectiveness of the registration statement
4.1	Form of Share Certificate
5.1	Opinion of Doron Tikotzky Kantor Gutman Nass & Amit Gross
5.2	Opinion of Carter Ledyard & Milburn LLP
10.1	2019 Option Plan
10.2	Form of Indemnification Agreement
10.3	Consultancy Agreement
10.4	Employment Agreement
10.7	Form of Option Award
10.8	Registration Rights Agreement dated November 2008
10.9	Compensation Policy
23.1	Consent of Brightman Almagor Zohar & Co.
23.2	Consent of Doron Tikotzky Kantor Gutman Nass & Amit Gross (included in Exhibit 5.1)
23.3	Consent of Carter Ledyard & Milburn LLP (included in Exhibit 5.2)
24.1	Power of Attorney (included in signature page)

Exhibits are to be filed by Amendments.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herzliya, Israel on  May     , 2020.

PAINREFORM LTD.

By:
Name: Eli Hazum
Title: Acting Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of PainReform Ltd. hereby constitute and appoint Ehud Geller and Eli Hazum, and each of them singly, with full power of substitution, our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations, and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/	Acting Chief Executive Officer and Director	__, 2020
Prof. Eli Hazum	(Principal Executive Officer)

/s/	Acting Chief Financial Officer and Executive Chairman	__, 2020
Ehud Geller	(Principal Financial and Accounting Officer)

/s/	Director	__, 2020
Efi Cohen-Arazi
/s/	Director	__, 2020
Assif Stoffman

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of PainReform Ltd., has signed this registration statement on                     , 2020.

By:
Name: David E. Weinstein, MD, PhD President